Exhibit 99.1

FIRST COBALT CORP.

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2020

Dated April 15, 2021

401 Bay Street, 6th Floor

Toronto, Ontario, M5H 2Y4

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Date of Information	1
Cautionary Notes to U.S. Investors Concerning Resource Estimates	1
Currency	1
Forward-Looking Information	1
Future-Oriented Financial Information (FOFI)	2
Certain Other Information	3
CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	3
GENERAL DEVELOPMENT OF THE BUSINESS	4
Three Year History	4
2018 Developments	4
2019 Developments	5
2020 Developments	6
Subsequent Events	7
Selected Financings	8
THE BUSINESS	9
Background	9
Production and Services	12
Specialized Skills and Knowledge	13
Competitive Conditions	13
Components	13
Business Cycles	14
Environmental Protection	14
Environmental and Social Governance	14
Glencore Loan Agreement and Amended Glencore Loan Agreement	14
Employees	15
Reorganizations	15
Foreign Operations	15
REFINERY	15
IRON CREEK PROJECT	30
RISK FACTORS	37
DIVIDENDS AND DISTRIBUTIONS	49
CAPITAL STRUCTURE	49
MARKET FOR SECURITIES	50
Trading Price and Volume	50
Prior Sales	50

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ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON
TRANSFER	50
DIRECTORS AND OFFICERS	51
Name, Province or State, Country of Residence and Offices Held	51
Shareholdings of Directors and Officers	52
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	52
Conflicts of Interest	53
Management	53
PROMOTERS AUDIT COMMITTEE	56
Composition of the Audit Committee	56
Relevant Education and Experience	56
Audit Committee Oversight	56
Reliance on Certain Exemptions	56
Pre-approval Policies and Procedures	56
External Auditor Service Fees (by Category)	57
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	57
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	57
AUDITORS, TRANSFER AGENT AND REGISTRAR	57
Auditors	57
Transfer Agents, Registrars or Other Agents	57
MATERIAL CONTRACTS	57
INTEREST OF EXPERTS	58
ADDITIONAL INFORMATION	58

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PRELIMINARY NOTES

Date of Information

All information in this Annual Information Form (“AIF”) is as of April 15, 2021, unless otherwise indicated.

Cautionary Notes to U.S. Investors Concerning Resource Estimates

This AIF was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” and “mineral resources” used or referenced in this AIF are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards that are required under NI 43-101. Investors are cautioned that while the above terms are “substantially similar” to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. Readers are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Readers should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

Currency

Except where otherwise indicated, all references to currency in this AIF are to Canadian Dollars (“$”).

Forward-Looking Information

Except for statements of historical fact, this AIF contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable United States securities legislation, together “forward-looking information”. Forward-looking statements include, but are not limited to, statements regarding anticipated burn rate and operations; planned exploration and development programs and expenditures; the Glencore Loan Agreement (as defined below); the Amended Glencore Loan Agreement (as defined below), and the repayment of the loan; commercial agreements with respect to feedstock supply with Glencore (as defined below) and other parties; the Stratton Offtake Agreement (as defined below); timelines and milestones with respect to the Refinery; anticipated expenditures and programs at the Refinery, Iron Creek Project and Cobalt Camp (each as defined below); impact of COVID-19 on the Company; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; the Company’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of First Cobalt; future development plans; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements. In particular, forward-looking information in this AIF includes, but is not limited to, statements with respect to future events and is subject to certain risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, performance or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the risks and other factors that could cause results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the Refinery and general expectations with respect to the development of the Refinery; general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle (“EV”) market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; changes in tax laws and incentive programs relating to the mining industry; the future price of cobalt; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Company’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters; the Company’s ability to obtain financing as and when required and on reasonable terms; the impacts and ongoing developments of the COVID-19 global pandemic and the other factors described herein under “Risk Factors”, as well as in our public filings available at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking information contained in this AIF is expressly qualified by this cautionary statement. We undertake no duty to update any of the forward-looking information to conform such information to actual results or to changes in our expectations, except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Future-Oriented Financial Information (FOFI)

This AIF also contains future-oriented financial information and outlook information (collectively, “FOFI”) about the Refinery and results of the Refinery Study. This information is subject to the same assumptions, risk factors, limitations and qualifications as set forth below in the below paragraphs. FOFI contained in this AIF is made as of the date of this AIF and is being provided for the purpose of providing further information with respect to the Refinery and results of the Refinery Study. The Company disclaims any intention or obligation to update or revise any FOFI contained in this AIF, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that FOFI contained in this AIF should not be used for purposes other than for which it is disclosed herein.

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Certain Other Information

Certain information in this AIF is obtained from third party sources, including public sources, and there can be no assurance as to the accuracy or completeness of such information. Although believed to be reliable, management of the Company has not independently verified any of the data from third party sources unless otherwise stated.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Cobalt Corp. (“First Cobalt” or the “Company”) was incorporated under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) on July 13, 2011 under the name Patrone Gold Corp. and became a reporting issuer in British Columbia and Alberta upon completion of an arrangement with Unity Energy Corp. on October 2, 2012. On October 3, 2013, the Company changed its name from Patrone Gold Corp. to Aurgent Gold Corp. On March 11, 2014, the Company changed its name from Aurgent Gold Corp. to Aurgent Resource Corp., and on September 22, 2016, the Company changed its name from Aurgent Resource Corp. to First Cobalt Corp. On October 26, 2017, shareholders of the Company approved a continuation under the Canada Business Corporations Act (the “CBCA”). The Company’s continuation under the CBCA was implemented as of September 4, 2018.

First Cobalt is in the business of cobalt refining and the acquisition and exploration of resource properties. The Company is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt. First Cobalt has two significant North American assets:

(1)	The only permitted cobalt refinery in North America capable of producing battery materials (the “Refinery”); and
(2)	The Iron Creek Project in Idaho, the Company’s flagship mineral project (the “Iron Creek Project”).

First Cobalt is listed on the TSX Venture Exchange (“TSXV”) as a Tier 2 mining issuer, and trades under the symbol “FCC” and on the OTCQX under the symbol “FTSSF”. The Company is a reporting issuer in all of the provinces and territories of Canada and files its continuous disclosure documents with the Canadian Securities Authorities in such jurisdictions. Such documents are available on SEDAR at www.sedar.com. First Cobalt’s filings through SEDAR are not incorporated by reference in this AIF.

The Company’s registered office is located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s corporate head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

Intercorporate Relationships

First Cobalt has five direct subsidiaries, being, Cobalt Industries of Canada Inc., Cobalt Projects International Corp. (“Cobalt Projects”), both of which are incorporated under the laws of the Province of Ontario, Canada, U.S. Cobalt Inc. (“US Cobalt”), CobalTech Mining Inc. (“CobalTech”), both of which are incorporated under the laws of the Province of British Columbia, Canada, and Cobalt One Limited (“Cobalt One”), an Australian corporation. First Cobalt is the registered and beneficial owner of all of the outstanding share capital in all five direct subsidiaries.

The following shows the Company’s intercorporate relationships. First Cobalt owns, directly or indirectly, 100% of each subsidiary unless otherwise indicated.

First Cobalt Corp. (Ontario)

(I)	Cobalt Industries of Canada Inc. (Ontario)
(II)	Cobalt Projects International Corp. (Ontario)

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(III)	U.S. Cobalt Inc. (British Columbia)

(i)	Scientific Metals (Delaware) Corp. (Delaware)

(ii)	1086370 B.C. Ltd. (British Columbia)

(a) Idaho Cobalt Company (Idaho)

(iii)	Orion Resources NV (Nevada)

(IV)	Cobalt One Limited (Australia)

(i)	Cobalt Camp Refinery Ltd. (British Columbia)

(ii)	Cobalt Camp Ontario Holdings Corp. (Ontario)

(iii)	Acacia Minerals Pty Ltd (Australia)

(iv)	Ophiolite Consultants Pty Ltd (Australia)

Effective March 1, 2021, First Cobalt transferred ownership of CobalTech Mining Inc. (“CobalTech”) to Kuya Silver Corporation (“Kuya”), but retained certain rights associated with a class of outstanding preferred shares of CobalTech. Prior to the transfer, CobalTech was a wholly-owned subsidiary of First Cobalt. This transfer of ownership was in connection with completion of the sale to Kuya of a portion of its exploration assets in the Cobalt Camp in Ontario (the “Cobalt Camp”). See “General Development of the Business – Subsequent Events” below.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2018 Developments

On January 4, 2018, the Company purchased five unpatented claims located in the North Cobalt region of the Cobalt Camp in Ontario near the Company’s past producing Silver Banner and Ophir mines in consideration for a cash payment of $8,500.

On March 14, 2018, the Company entered into a definitive agreement (the “US Cobalt Arrangement Agreement”) with US Cobalt pursuant to which the Company had the right to acquire all of the issued and outstanding shares of US Cobalt pursuant to a plan of arrangement (the “US Cobalt Arrangement”). On June 4, 2018, the Company announced the completion of the acquisition of US Cobalt by way of plan of arrangement. Pursuant to the arrangement, US Cobalt shareholders received 1.5 common shares of First Cobalt (each, a “Common Share”) for each US Cobalt share held and US Cobalt became a wholly-owned subsidiary of First Cobalt. The transaction received formal approval from the Committee on Foreign Investment in the United States (CFIUS) on June 1, 2018. US Cobalt shares were delisted from the TSXV on June 5, 2018 and on July 16, 2018, the Company filed a business acquisition report in respect of the acquisition.

On September 4, 2018, the Company announced the 100% ownership and elimination of the outstanding royalty on the Iron Creek Project. The Iron Creek Project was previously under lease to First Cobalt (then US Cobalt). Under the terms of the lease, the Company was required to make monthly payments and the leaseholder retained a 4% royalty over future production, both of which could be eliminated through a one-time payment. The Company and the leaseholder agreed to a one-time payment totaling US $1,067,000. The payment made to acquire the project and eliminate the royalty was a 47% discount to the amount contained in a 2016 mining lease agreement. Full ownership of the Iron Creek property and elimination of any future royalty payments streamlines future permitting and development activities and accelerates the mine planning process.

On September 27, 2018, the Company announced the appointment of Henrik Fisker, Chairman & CEO of California-based EV OEM Fisker Inc., to the Company’s Board of Directors

On October 10, 2018, the Company announced the results of three independent studies undertaken to review the capital requirements, operating costs, permit renewal timelines, potential feedstock options and offtake opportunities. The permitting review concludes that a restart is possible within 18-24 months of selecting feedstock, under a base case scenario of 24 tonnes per day (“tpd”). The Refinery has the ability to produce a cobalt sulfate for the lithium-ion battery market or cobalt metal for the American aerospace industry. No decision for a re-start has been made at this time, and the Company continues to review options for the Refinery asset. The desktop study to estimate the capital and operating costs to operate the Refinery in its current configuration at various throughput rates is available on SEDAR and the Company’s website.

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On October 19, 2018, the Company filed a technical report supporting the maiden resource estimate for its 100% owned Iron Creek Project in Idaho, USA. Highlights from the report include:

•	Inferred mineral resources of 29.6M tons (26.9M tonnes) grading 0.11% cobalt equivalent (0.08% cobalt and 0.30% copper) under a base case scenario pit constrained and deeper mineral resource. An alternative underground-only scenario results in 4.9M tons (4.4M tonnes) grading 0.30% cobalt equivalent (0.23% cobalt and 0.69% copper);

•	The mineral resource contains 45M pounds (20,411 tonnes) of cobalt and 175M pounds (79,379 tonnes) of copper;

•	Mineralized zones are considered to be open along strike and at depth, with true widths between 10m and 30m for cobalt and copper, respectively; and

•	Preliminary metallurgical testing concludes that simple flotation methods are applicable, yielding recoveries of 96% for cobalt and 95% for copper in rougher flotation.

2019 Developments

On January 16, 2019, the Company announced the departure of Jeff Swinoga from the Company’s Board of Directors.

On February 21, 2019, the Company announced the appointment of three-term former Idaho Governor C.L. “Butch” Otter to its Board of Directors. Gov. Otter has had a long and prominent political career including both federal and state positions, as well as a more than 30-year career as a business leader. The addition of Gov. Otter to the Company’s Board of Directors will allow First Cobalt to draw on his extensive business and political experience as well as his knowledge of the Idaho state landscape to advance the Iron Creek Project.

On April 3, 2019, the Company announced that it had successfully produced a battery grade cobalt sulfate using the Refinery flowsheet. This was a significant milestone which brings the Company closer to recommissioning the only permitted primary cobalt refinery in North America. SGS Canada performed the testing using cobalt hydroxide as the feedstock. The test work concluded that processing cobalt hydroxide feed would not require the reactivation of the Refinery’s autoclaves, providing an opportunity for higher production potential than projected in the independent study prepared by Primero Group in 2018.

On May 1, 2019, the Company acquired, by way of a private share purchase agreement, a total of 9,640,500 common shares of eCobalt Solutions Inc. for investment purposes. In consideration for the private share purchase, the Company issued 21,265,809 Common Shares.

On May 10, 2019, the Australian Securities Exchange (the “ASX”) approved the Company’s request to voluntarily de-list. The Company delisted due to low ASX trading volumes compared to the TSXV, to reduce compliance costs, and because it has no material Australian cobalt projects or business operations.

On May 21, 2019, the Company announced it had signed a memorandum of understanding with Glencore AG (“Glencore”) to supply feedstock and financing to recommission the Refinery.

On May 28, 2019, the Company announced the results of an Ausenco Engineering Canada Inc. (“Ausenco”) scoping study, which concluded that by eliminating the Refinery’s autoclave circuit and addressing production constraints, annual production could reach over 5,000 tonnes of cobalt per annum, more than double previous estimates. The total capital costs associated with this production level is estimated as US$37.5M, representing only US$7.5M of incremental capital costs over previous estimates in order to double production.

On July 15, 2019, the Company announced an agreed term sheet with Glencore which outlined the framework to collaboratively recommission and expand the Refinery. The term sheet outlined Glencore’s support, subject to conditions, to provide funding for metallurgical testing, engineering and permitting work associated with the Refinery and to work towards forming a collaborative long-term relationship to supply refined cobalt to the North American market.

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On August 26, 2019, the Company finalized a loan agreement with Glencore (the “Glencore Loan Agreement”) for a US$5M loan to support the next phase of Refinery advancement work, which entails metallurgical testing, engineering, cost estimating, field work and permitting activities to recommission the Refinery, including a definitive feasibility study for a 55 tpd Refinery expansion. The agreement also provides a framework for a fully funded, phased approach to recommissioning and expanding the Refinery. This could involve an interim step where the Refinery is recommissioned at 12 tpd in 2020 then expanded to 55 tpd in 2021 utilizing the current site infrastructure and buildings.

On October 1, 2019, the Company named John Pollesel as non-executive Chairman of the Board of Directors and Susan Uthayakumar as a new Director. John Pollesel has over 30 years of experience in mining and was previously COO and Director of Base Metals Operations for Vale’s North Atlantic Operations, where he was responsible for the largest underground mining and metallurgical operations in Canada. Prior to this, he was Vice President and General Manager for Vale’s Ontario Operations. More recently, he was Senior Vice President, Mining at Finning Canada. Mr. Pollesel also served as CFO for Compania Minera Antamina in Peru, responsible for executive management in one of the largest copper/zinc mining and milling operations in the world. Susan Uthayakumar is President of Schneider Electric Canada, a French-headquartered Fortune Global 500 company and a global leader in digital transformation of energy management and automation. As the Company transitions to a cobalt refiner and active operations, the global management experience of the updated Board will provide valuable contributions to the Company.

2020 Developments

On January 15, 2020, the Company announced a new mineral resource estimate for the Iron Creek Project in Idaho, USA. The new mineral resource estimate was based on infill drilling and limited step-out drilling which included the conversion of 49% of resources from the inferred mineral resource category to the indicated mineral resource category while also increasing the overall tonnage. The indicated mineral resource is now 2.2M tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3M pounds of cobalt and 29.1M pounds of copper. The inferred mineral resource is now 2.7M tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7M pounds of cobalt and 39.9M pounds of copper. See “Iron Creek Project” below.

On March 30, 2020, the Company announced it had produced battery grade cobalt sulfate using the Refinery flowsheet again, using cobalt alloy as the feedstock.

On April 15, 2020, the Company announced that it increased the size of its Idaho cobalt land position by 50%. The expanded property contains the Iron Creek cobalt-copper deposit, the Ruby target and several other surface exposures of cobalt-copper mineralization. A total of 43 new claims were staked to the west of the Iron Creek Project, expanding the total area from 1,700 acres to over 2,600 acres.

On May 4, 2020, the Company announced positive results from an independent engineering study on the Refinery. The study, titled “First Cobalt Refinery Project – AACE Class 3 Feasibility Study” (the “Refinery Study”), was prepared by Ausenco under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study is dated July 9, 2020 and was filed on SEDAR under the Company’s profile at www.sedar.com. The Refinery Study contemplates expanding the existing facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.

On August 17, 2020, the Company announced the appointment of Mark Trevisiol as Vice-President, Project Development. Mr. Trevisiol is a professional engineer with 30 years of experience in mineral processing, mining, capital project and executive management.

On September 24, 2020, the Company announced initial results from ongoing optimization programs with respect to the Refinery.

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On October 19, 2020, the Company announced the resumption of exploration activities at the Iron Creek Project. The Company commenced geophysical surveys to trace extensions of mineralization and will follow up on geophysical anomalies detected by its previous work on the Iron Creek Project.

On November 10, 2020, the Company announced that it had re-focused commercial arrangements with Glencore towards a long-term feed purchase contract rather than a tolling arrangement. The Company also announced that it had extended the maturity date on the Glencore Loan Agreement by a year from August 23, 2021 to August 23, 2022.

On November 23, 2020, the Company announced that it had filed amended and restated audited consolidated financial statements for the year-ended December 31, 2019 and amended and restated condensed interim consolidated financial statements for the interim periods ended March 31, 2020 and June 30, 2020, along with amended and restated management discussion and analysis for these periods.

On November 26, 2020, the Company filed a final short form base shelf prospectus (the “Base Prospectus”) with the securities regulators in all provinces and territories of Canada. The Base Prospectus allows the Company to make offerings of Common Shares, subscription receipts, warrants, units or any combination thereof for up to an aggregate total of C$20 million during the 25-month period that the Base Prospectus remains effective. The specific terms of any offering of securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement.

On December 16, 2020, the Company entered into contribution agreements with the Government of Canada and the Government of Ontario to receive $10 million in public funding pursuant to the Federal Economic Development Initiative for Northern Ontario and the Northern Ontario Heritage Fund Corporation, respectively. The funding is anticipated to be used for recommissioning and expansion of the Refinery. The funding from the Government of Canada is a $5 million zero-interest loan. This loan will be repaid starting one year after production is commenced at the Refinery and must be repaid within 5 years from the first payment date. The funding from the Government of Ontario is a $5 million non-repayable grant.

On December 18, 2020, the Company filed a Notice of Change of Auditors on SEDAR in connection with a change of the Company’s auditors from MNP LLP, Chartered Professional Accountants (“MNP”) to KPMG LLP, Chartered Professional Accountants (“KPMG”) effective December 10, 2020.

Subsequent Events

On January 22, 2021, the Company completed a bought deal prospectus offering, pursuant to a prospectus supplement to the Base Prospectus, of 31,533,000 units at a price of $0.31 per unit for gross proceeds of $9,775,230. Each unit consists of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable into one Common Share at an exercise price of $0.50 per Common Share for a period of 24 months from the closing of the offering. The underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 1,891,980 compensation warrants, each compensation warrant being exercisable to acquire one Common Share at $0.31 per Common Share, for a period of 24 months from the closing of the offering.

On January 26, 2021, the Company commenced certain pre-construction activities at the Refinery, including advancing engineering and tendering associated with long lead order procurement.

On February 9, 2021, the Company announced the appointment of Regan Watts as Vice-President, Corporate Affairs and Dr. George Puvvada as its Refinery Technical Manager.

On February 22, 2021, the Company filed a prospectus supplement to its Base Prospectus to establish an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $10,000,000 of Common Shares from treasury to the public from time to time, at the Company’s discretion pursuant to an equity distribution agreement dated February 26, 2021 between the Company and Cantor Fitzgerald Canada Corporation. The Company is not obligated to make any sales of Common Shares under the ATM Program and, as at the date hereof, no Common Shares have been distributed by the Company. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and December 26, 2022, unless terminated prior to such date.

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On March 1, 2021, the Company announced that it completed its transaction with Kuya (that was originally announced on December 21, 2020) to sell a portion of its exploration assets in the Cobalt Camp and form a joint venture to advance the remaining mineral assets. Kuya acquired 100% interest in the properties located in the Kerr silver district for $4 million. In connection with closing, the Company received consideration of $1 million in cash and 1,437,470 common shares of Kuya. Kuya also acquired an option to earn a 70% interest in the remainder of the Cobalt Camp assets over the next six months, upon payment of an additional $1 million with further payments required to reach the 70% interest level. Kuya will make a milestone payment of $2.5 million upon completion of a maiden mineral resource estimate of at least 10 million silver equivalent ounces on either of the Kerr area properties or the remaining Cobalt Camp assets. The payment increases to $5 million should the resource exceed 25 million silver equivalent ounces. The Company will spend $1 million of the flow through proceeds it raised in August 2020 on eligible expenditures, split equally between the Kerr area properties and the remaining Cobalt Camp assets. The Company shall have a right of first offer to refine base metal concentrates produced at the Refinery as well as a back-in right for any discovery of a primary cobalt deposit on the remaining Cobalt Camp assets.

On March 26, 2021, the Company announced that it had entered into an amendment to the Glencore Loan Agreement (the “Amended Glencore Loan Agreement”) pursuant to which First Cobalt has the right to repay the loan by issuing Common Shares. In particular, the Company and Glencore have agreed that, subject to the terms of the Amended Glencore Loan Agreement, the Company expects to repay the loan, which represents an outstanding debt of U.S.$5,505,830 by issuing 23,849,737 Common Shares at a deemed price of $0.29 (being a 15% discount to the market price on the TSXV on March 24, 2021). The U.S. dollar denominated debt was converted from United States dollars into Canadian dollars using an exchange rate of U.S.$1.00 = $1.2562. The arrangement was approved by the TSXV and the shares were issued on April 7, 2021.

On March 29, 2021, the Company announced that it had signed a flexible, long-term, offtake agreement (the “Stratton Offtake Agreement”) with Stratton Metal Resources Limited (“Stratton”), pursuant to which First Cobalt will have the option to sell up to 100% of its annual cobalt sulfate production to Stratton Metals once the Refinery is in production. The Stratton Offtake Agreement has a five year term, with quantities to be determined by First Cobalt in advance of each calendar year, and subject to a minimum annual quantity. Pricing will be based on prevailing market prices at the time of the shipment.

Selected Financings

The Company has completed the following financings over the last three completed financial years.

On March 29, 2019, the Company completed a non-brokered private placement of 8,913,251 units at a price of $0.18 per unit for gross proceeds of $1,604,385. Each unit consists of one Common Share and one Common Share purchase warrant. Each warrant entitles the holder thereof to purchase one additional Common Share at a price of $0.27 for a period of two years. The warrants are subject to an acceleration clause such that, if the closing price of the Common Share is equal to or greater than $0.37 per Common Share for a period of ten consecutive trading days, the Company shall have the option, but not the obligation, to effect an accelerated expiration date that shall be 20 calendar days from the issuance of a notice of acceleration.

On February 5, 2020, the Company completed a non-brokered private placement by issuing 15,097,430 units at a price of $0.14 per unit for gross proceeds of $2,113,640. Each unit consists of one Common Share and one Common Share purchase warrant. Each warrant entitles the holder thereof to purchase one additional Common Share at a price of $0.21 for a period of two years. The warrants are subject to an acceleration clause such that, if the closing price of the Common Shares is equal to or greater than $0.37 per share for a period of 10 consecutive trading days, the Company shall have the option, but not the obligation, to effect an accelerate expiration date that shall be 20 calendar days from the issuance of a notice of acceleration.

On August 28, 2020, the Company announced the closing of a non-brokered private placement of 8,225,000 units at a price of $0.14 per unit and 8,528,643 flow-through units at a price of $0.16 per flow-through unit for aggregate gross proceeds of $2,510,010.02. Each unit consists of one Common Share and one warrant. Each flow-through unit consists of one Common Share qualifying as a ‘flow-through share’ and one half of one warrant. The warrants issued in connection with the units and flow-through units entitle the holder to purchase a Common Share at a price of $0.21 per Common Share for a period of 24 months from the date of issuance.

9

THE BUSINESS

Background

The Company was incorporated on July 13, 2011 under the BCBCA. On September 22, 2016, the Company changed its name to “First Cobalt Corp.” On September 4, 2018, the Company was continued under the CBCA.

First Cobalt is in the business of cobalt refining and the acquisition and exploration of resource properties. The Company is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt.

The Company’s vision is to provide the world’s most sustainable cobalt to the electric vehicle industry. The Company owns two main assets – the First Cobalt Refinery located in Ontario, Canada and the Iron Creek cobalt-copper project located in Idaho, United States. It also controls a number of properties in Ontario known as the Cobalt Camp.

The Company has been progressing plans to recommission and expand the First Cobalt Refinery with a view to becoming the only refiner of battery grade cobalt sulfate in North America. First Cobalt’s primary focus for 2021 is advancing the First Cobalt Refinery through to a construction decision by mid-2021 and expanded its cobalt-copper resource at Iron Creek.

The Refinery

First Cobalt is working towards restarting its wholly owned cobalt refinery in Ontario, Canada.

On May 4, 2020, the Company announced positive results from an engineering study performed for the First Cobalt Refinery by Ausenco Engineering Canada (the “Refinery Study”). The Refinery Study contemplates expanding the existing facility from a 12 tpd operation to a 55 tpd facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs. The Refinery Study outlined the Refinery’s ability to reach annual production of 25,000 tonnes of battery grade cobalt sulfate from third party feed, representing 5% of the total global refined cobalt market and 100% of North American cobalt supply with strong operating cash flows and a globally competitive cost structure. Refinery Study highlights include the following:

•	Annual production of 25,000 tonnes of battery grade cobalt sulfate from third party feed, representing 5% of the total global refined cobalt market and 100% of North American cobalt sulfate supply;

•	Initial capital estimate of US$56M and an operating cost estimate of US$2.72/lb of cobalt produced, which is competitive with global markets;

•	US$37M in undiscounted pre-tax free cashflow forecasted during the first full year of production; and

•	US$139M after-tax net present value (“NPV”) using an 8% discount and 53% after-tax internal rate of return (“IRR”), representing a payback period of only 1.8 years.

The Refinery Study was prepared to summarize the results of an engineering study prepared at a feasibility level related to the Refinery. The Company confirms that the report does not constitute a feasibility study within the definition employed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as it relates to a standalone industrial project and does not concern a mineral project of First Cobalt. As a result, disclosure standards prescribed by NI 43-101 are not applicable to the scientific and technical disclosure in the report. Any references to scoping study, prefeasibility study or feasibility study by First Cobalt, in relation to the Refinery, are not the same as terms defined by the CIM Definition Standards and used in NI 43-101. The Refinery Study is also not based on any existing mineral reserves or mineral resources of the Company and the Company does not contemplate that any of the Company’s current mineral projects will provide a source of feedstock for the Refinery.

The Company believes the Refinery Study demonstrates that the Refinery can become a viable, globally competitive player in the North American and European EV supply chain. In particular, there are no primary cobalt refining facilities operating in North America, which gives the Refinery a strategic advantage in the EV supply chain.

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Since the filing of the Refinery Study, the Company has been conducting engineering optimization studies and advancing financing and permitting activities. On September 24, 2020, the Company provided an engineering update which reduced the operating costs estimate by 13%, further improving margins and enhancing project economics. The updated capital estimate was US$60 million to construct the expanded facility (compared to US$56 million in the May 4 engineering study) and the updated operating cost estimate was US$2.36 per pound of cobalt produced (compared to US$2.72/lb in the May 4 engineering study). On November 10, 2020, the Company announced that bench scale testing of cobalt hydroxide feedstock form Glencore’s KCC mine yielded recoveries in excess of 97%, significantly higher than the 93% recovery rate utilized in the May 4 engineering study.

On January 12, 2021, the Company announced long-term cobalt hydroxide feed arrangements with Glencore and IXM SA, a fully owned subsidiary of CMOC, which will provide a total of 4,500 tonnes of contained cobalt to year to the Refinery commencing in late 2022. The contained cobalt will be provided from Glencore’s KCC mine and CMOC’s Tenke Fungurume mine and represents 90% of the projected capacity of the refinery. In late January 2021, the Company commenced pre-construction activities for the refinery, including detailed engineering and the tendering process for long lead equipment items.

On March 29, 2021, the Company announced that it had the Stratton Offtake Agreement, pursuant to which First Cobalt will have the option to sell up to 100% of its annual cobalt sulfate production to Stratton Metals once the Refinery is in production. The Stratton Offtake Agreement has a five year term, with quantities to be determined by First Cobalt in advance of each calendar year, and subject to a minimum annual quantity. Pricing will be based on prevailing market prices at the time of the shipment.

The Company achieved several key milestones on its development path for the refinery, including:

•	December 2020	– Government funding of $10 million committed to the Refinery Project
•	January 2021	– Feedstock arrangements announced with Glencore and IXM
•	January 2021	– Commencement of detailed engineering and pre-construction activities
•	February 2021	– ATM Program launched for issuance of up to $10 million of common shares
•	March 2021	– Sale of Cobalt Camp properties to Kuya Silver for $4 million in cash and shares
•	March 2021	– Warrant exercises of $7.1 million from Dec 2020 through March 2021
•	March 2021	– Flexible, long-term offtake arrangement for up to 100% of production

The Company has planned to finance the refinery expansion capital costs with a mix of debt and equity, weighted more heavily towards debt instruments. With the equity items and Government investment noted above, the non-debt portion of the financing package is effectively in place. In March 2021, the Company announced it had entered an exclusivity agreement with a leading financing institution to provide US$45 million of debt financing and was entering the due diligence phase. This debt component would be the final piece required for the capital costs to be fully financed.

The current estimated timeline to bring the refinery into production is outlined below:

•	Q2 2021 – Complete lender due diligence and finalize project financing
•	Q2-Q3 2021 – Receive final permit amendment approvals necessary to commence on-site construction
•	Q3 2021 – Complete detailed engineering and commence construction activities
•	Q4 2022 – Commencement of production

See “Refinery” for more information with respect to the Refinery Study.

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The Iron Creek Project

Following the completion of the acquisition of US Cobalt, the Company owns 100% of the Iron Creek Project which is located about 42 kilometres southwest of Salmon, Idaho, within the historic Blackbird cobalt-copper district of the Idaho cobalt belt. The project consists of seven patented Federal lode claims that straddle Iron Creek, and a surrounding group of 83 unpatented Federal lode claims. As noted above, the Company announced a new mineral resource estimate for the Iron Creek Project in Idaho, USA in January 2020. The new mineral resource estimate was based on infill drilling and limited step-out drilling which included the conversion of 49% of resources from the inferred mineral resource category to the indicated mineral resource category while also increasing the overall tonnage. The indicated mineral resource is now 2.2M tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3M pounds of cobalt and 29.1M pounds of copper. The inferred mineral resource is now 2.7M tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7M pounds of cobalt and 39.9M pounds of copper. In April 2020, the Company announced additional staking added 43 new claims to the Company’s Idaho land package. Together, the patented and unpatented claims cover an area of approximately 2,600 acres. See “Iron Creek Project” for more information with respect to the Iron Creek Project.

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The Cobalt Camp

As further discussed under “Subsequent Events” above, on March 1, 2021, the Company announced that it completed its transaction with Kuya to sell a portion of its silver and cobalt mineral exploration assets its Cobalt Camp and form a joint venture to advance the remaining mineral assets comprising the Cobalt Camp. The Cobalt Camp is approximately a five-hour drive from Toronto, Ontario. The Cobalt Camp is not material property for the purpose of this AIF.

Production and Services

With respect to the Refinery, the Refinery Study contemplates that cobalt hydroxide feed material will arrive at the Refinery in bulk bags and be unloaded into the Refinery warehouse. The bulk bags will be lifted with the Refinery’s overhead crane, where the bags will be emptied into a re-pulping system. The slurry is then pumped to a leach circuit where it is leached with sulphuric acid under atmospheric conditions.

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Slurry exiting the leach tanks is pumped to the neutralization circuit where limestone is added in order to raise the pH and precipitate impurities such as iron. To minimize downstream scaling, the slurry is cooled to 30-35°C in a cooling tower which reduces soluble gypsum content. The precipitated solids are removed through thickening and filtration.

Prior to solvent extraction (“SX”), the solution is re-heated to raise gypsum solubility and prevent subsequent precipitation in the mixer settlers. The first SX circuit is Impurity SX (“ISX”), targeting the removal of impurities such as manganese, copper, zinc, calcium, and iron. The extraction raffinate after this step primarily contains cobalt, with nickel and magnesium present as impurities. The strip liquor reports to effluent treatment, where the impurities are precipitated and removed from solution prior to discharge.

The second SX circuit is Cobalt SX (“CoSX”) which loads cobalt onto the organic solvent while any residual impurities remain in the aqueous phase. The cobalt-loaded organic then proceeds to the scrubbing mixer- settlers where the pH is adjusted to remove impurities such as magnesium and nickel that were loaded in the extraction stage. The scrubbed organic goes to a final stripping stage where the pH is lowered to bring the cobalt out of the organic phase and into the aqueous strip liquor stream. Once filtered to remove entrained organic, the strip liquor enters the crystallization step.

The filtered strip liquor is pumped to a mechanical vapor re-compression forced circulation crystallizer. The crystallizer functions by evaporating water using steam in a heat exchanger, supersaturating the cobalt- rich strip liquor and causing crystallization to occur. The bleed stream of cobalt sulphate crystals reports to a thickener and centrifuge for dewatering. Together they separate the solid and liquid components of the slurry, producing a dewatered product at <3% free moisture. The centrifuged crystals then report to a fluid bed dryer to reduce the moisture content of the crystals to below 0.2% w/w. Once dried, the final product is bagged and is ready for onward shipment to the end customer.

Specialized Skills and Knowledge

Successful exploration, development and operation of the Company’s cobalt projects will require access to personnel in a wide variety of disciplines, including engineers, geologists, geophysicists, drillers, managers, project managers, accounting, financial and administrative staff, and others. Since the project locations are also in jurisdictions familiar with and friendly to advanced manufacturing and resource extraction, management believes that the Company’s access to the skills and experience needed for success is sufficient.

Competitive Conditions

The Company’s activities are directed towards the potential recommissioning and expansion of the Refinery and the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in the recommissioning and expansion of the Refinery or discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment. See “Risk Factors – Competition” below.

Components

The Company’s Refinery expansion depends on the sourcing, pricing and availability of mine production for refining. Most of the cobalt consumed today is mined in the DRC and then shipped to China for refining. There are no primary cobalt refining facilities operating in North America, which gives the Refinery a strategic advantage in the EV supply chain. The ability of the Refinery to Company produce battery grade cobalt sulfate using different types of feedstock will assist in diversifying sourcing of mine production for the Refinery. As noted above, while the Company and Glencore initially anticipated using the results of the Refinery Study to negotiate the terms of a tolling agreement and financing arrangement, the Company announced that it has since re-focused commercial arrangements with Glencore towards a long-term feed purchase contract rather than a tolling arrangement.

Business Cycles

Mining is a cyclical industry and commodity prices fluctuate according to global economic trends and conditions. See “Risk Factors – Risk Related to the Cyclical Nature of the Mining Business” below.

Environmental Protection

The Company’s Refinery expansion and exploration activities are subject to various levels of federal, provincial, state and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

The Cobalt Camp is situated in a historic mining camp that has seen approximately 100 different mining operations dating back as far as 1904. Many of the former mine sites were not remediated to modern standards and the Company has embarked upon a progressive reclamation program consisting of identifying potential hazards and putting fencing around old mine openings. The actions are not mandated by government authorities but are viewed by the Company as important steps to help protect people and the environment and are consistent with the Company’s corporate values.

The Refinery has active permits and is subject to a reclamation bond and closure plan. The total provision for reclamation and closure cost obligations at December 31, 2020 was $926,321, of which $918,732 is currently being held in trust by the Province of Ontario. These funds, held in trust, form part of the Refinery assets.

The Iron Creek Project is located within Salmon National Forecast, under the administration of the United States Forest Service (“USFS”). The Company manages all activities on site to ensure all work is performed in compliance with existing environmental regulations. It is understood that water and particulates from any drilling or other work should be prevented from entering any body of water without first being treated so there is no sediment or other contaminants entering the water.

Environmental and Social Governance

The Company’s mission is to be one of the most sustainable producers of battery materials.

Cobalt is a key element in fueling the lithium-ion batteries used in electric vehicles and for electric battery storage, both of which are essential technologies in the reduction of global carbon emissions.

The Company strives to be a leader amongst its peer group in the area of Environmental and Social Governance (“ESG”). Cobalt is essential to the global transition to electric mobility and First Cobalt is committed to sustainable production and employing industry leading ESG practices at its Refinery.

The Company will provide a clean and ethical supply of cobalt for the EV market from large, commercial mining operations that provide ethically sourced cobalt and the highest quality cobalt hydroxide globally. As a member of the Cobalt Institute, the Company will follow the Cobalt Industry Responsible Assessment Framework (CIRAF), an industry-wide risk management tool that helps cobalt supply chain players identify production and sourcing related risks. First Cobalt also committed to the Responsible Minerals Initiative, which will include a third-party audit of the systems in place to responsibly source minerals in line with current global standards.

The First Cobalt Refinery is projected to have a lower quartile carbon intensity cobalt by virtue of hydro powered mining operations supplying its hydro powered refining operation. In October 2020, results were released from an independent Life Cycle Assessment (“LCA”) which affirmed the low carbon footprint of the Refinery. The report concluded that the environmental impacts associated with refining cobalt at the First Cobalt Refinery will be materially lower than the published impacts of a leading Chinese refiner.

The Company takes a proactive, risk-based approach to environmental management and human rights with robust measures intended to minimize the environmental impact of operations and prevent the use of child labor at any level in the supply chain. First Cobalt believes that these and other ESG practices will help it establish a premium brand of cobalt sulfate for the electric vehicle market.

Glencore Loan Agreement and Amended Glencore Loan Agreement

On August 26, 2019, the Company finalized the Glencore Loan Agreement to fund the next phase of activities required to advance the Refinery, which included metallurgical testing, engineering, cost estimating, field work and permitting activities to recommission the Refinery, including an engineering study for a 55 tpd Refinery expansion. While the maturity date on the Glencore Loan Agreement was extended by a year from August 23, 2021 to August 23, 2022, the Company then entered an Amended Glencore Loan Agreement, pursuant to which First Cobalt had the right to repay the loan by issuing Common Shares. In particular, the Company and Glencore agreed that, subject to the terms of the Amended Glencore Loan Agreement, the Company would repay the loan, which represented an outstanding debt of U.S.$5,505,830 by issuing 23,849,737 Common Shares at a deemed price of $0.29 (being a 15% discount to the market price on the TSXV on March 24, 2021). The Common Shares were issued on April 7, 2021 and the loan has now been fully repaid. The U.S. dollar denominated debt was converted from United States dollars into Canadian dollars using an exchange rate of U.S.$1.00 = $1.2562.

Employees

As of December 31, 2020, the Company had 6 employees.

Reorganizations

There have been no corporate reorganizations of the Company.

Foreign Operations

The Company’s Iron Creek Project is located in Idaho, U.S. Mineral exploration and mining activities in the United States may be affected in varying degrees by government regulations to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety. The Refinery is likely to also rely substantially on mine production from foreign jurisdictions. As such, the Company may indirectly be exposed to various levels of political, economic and other risks and uncertainties associated with operations in a foreign jurisdiction.

REFINERY

The Refinery

The bulk of the information is this section is derived from the Refinery Study. The Refinery Study was prepared by Ausenco under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study is dated July 9, 2020. The Refinery Study is also available on SEDAR under the Company’s profile at www.sedar.com.

The Refinery Study was prepared to summarize the results of an engineering study prepared at a feasibility level related to the Refinery. The Company confirms that the report does not constitute a feasibility study within the definition employed by the CIM, as it relates to a standalone industrial project and does not concern a mineral project of First Cobalt. As a result, disclosure standards prescribed by NI 43-101 are not applicable to the scientific and technical disclosure in the report. Any references to scoping study, prefeasibility study or feasibility study by First Cobalt, in relation to the Refinery, are not the same as terms defined by the CIM Definition Standards and used in NI 43-101. The Refinery Study is also not based on any existing mineral reserves or mineral resources of the Company and the Company does not contemplate that any of the Company’s current mineral projects will provide a source of feedstock for the Refinery.

The Refinery is 100% owned by Cobalt Camp Refinery Limited (“CCRL”), a subsidiary of First Cobalt. The Refinery is currently under care and maintenance and is permitted to operate at a nominal throughput of 12 tpd and primarily produced cobalt carbonate during historical operations. The Refinery Study evaluated modifying the existing flowsheet to treat cobalt hydroxide feed material to produce cobalt sulphate used in the manufacture of batteries for electric vehicles. The flowsheet changes were supported by bench-scale metallurgical testwork. It is proposed to refurbish and expand the refinery to produce 5,000 tpa (5 thousand tpa) cobalt (55 tpd nameplate, 50 tpd average feed rate).

Refinery Description and Location

The Refinery is located at approximately 47.40640° north and 79.62225° west in Lorrain Township near the town of North Cobalt, Ontario. The Refinery is located approximately 1.5 km east of the town of North Cobalt, along Highway 567, locally referred to as “Silver Centre Road”.

The facility was permitted in 1996 with a nominal throughput of 12 tpd and operated intermittently until 2015, producing a cobalt carbonate product along with nickel carbonate and silver precipitate. The facility is located on 120 acres, with two settling ponds and an autoclave pond. The current footprint also includes a large warehouse building that once housed a conventional mill.

Infrastructure and Physiography

The Refinery is located near the town of North Cobalt and the city of Temiskaming Shores. Temiskaming Shores is an amalgamation of the towns of New Liskeard, Dymond, Haileybury and North Cobalt. Geographically, the Refinery is closest to the town of North Cobalt approximately 140 km north of the city of North Bay. The Refinery is accessed from the town of North Cobalt via an all-weather road from Silver Centre Road (Highway 567).

The region experiences a typical continental-style climate, with cold winters and warm summers. Daily average temperature ranges from -15°C in January to 18.3°C in July. The coldest months are December to March, during which the temperature is often below -20°C and can fall below -30°C. During summer, temperatures can exceed 30°C. Snow accumulation begins in November and generally remains until the spring thaw in mid-March to April, with the average monthly snowfall peaking at 40 cm in January and a yearly average of 181 cm.

Basic services are available locally in Temiskaming Shores, and further services are available in Sudbury. Sudbury is located 200 km by road southwest of the Refinery, and is considered a world-class mining centre and major hub for retail, economic, health, and education sectors in Northern Ontario. Most of the resources for the restart of the Refinery will likely be provided from the local townships, Sudbury, and North Bay areas.

Power for the refinery is provided from the grid by Hydro One through 115 kV and 230 kV transmission lines. The feeder to the Refinery is 44 kV. Fresh water is sourced from the nearby Lake Timiskaming. Many roads, trails, and powerlines span the area. Ontario Northland Railway services the town of North Cobalt, linking North Bay with the rest of north-eastern Ontario. Ontario Northland’s rail line passes approximately 2 km west-northwest of the refinery road. An existing road provides access to the site.

The Refinery is located within a well-established site. Local topography is dominated by Lake Temiskaming and the Montreal River, both of which are within the Ottawa River watershed. Topography within the property boundaries of the refinery is generally flat. General physiography is typical of the Precambrian Shield in north-eastern Ontario, with rocky, rolling bedrock hills with locally steep ledges and cliffs, separated by valleys filled with clay, glacial material, swamps and streams. Given the presence of the Clay Belt, some farms are present nearby. In this boreal region, coniferous and mixed-wood forests dominate. The main conifer species are black and white spruce, jack pine, balsam fir, tamarack and eastern white cedar. The predominant deciduous (hardwood) species are poplar and white birch. Swampy low-lying areas contain abundant tag alders.

History

In the 1980s, the location was the site of the Hellens-Eplett underground mine, which featured a traditional silver and cobalt mill that was quite common in the historic Cobalt Mining Camp. The property and mill were purchased by Cobatec Ltd. in the 1990s and construction of the refinery took place in 1994 and 1995. The integrated mining, milling and refining operation processed ore from the mine in the mill to produce concentrate, and then produce a refined cobalt and silver product from the concentrate in the Refinery. Initial start-up was in 1996. The Refinery was built with a nominal 12 tpd feed rate and made a cobalt-carbonate product from four feedstocks over different periods. Cobatec eventually shut down the Refinery on January 2, 1999. The Refinery was operational for approximately one of the three years between start-up and shutdown.

The Refinery was subsequently owned and operated by several owners until First Cobalt entered into a 50-50 joint venture with Australian-listed Cobalt One Limited to acquire the Refinery in 2017.

The previous owners included:

•	1999-2003: Canmine Resources Corporation

•	2003-2012: Yukon Refinery AG

•	2012-2015: United Commodities

•	2015-2017: Yukon Refinery AG

•	2017-present: First Cobalt

Metallurgical Testing

Metallurgical testing was completed at SGS Canada Inc. (“SGS”) between Q4 2018 and Q2 2020. The testwork program was managed by First Cobalt with input from Ausenco. For purposes of the Refinery Study, the testwork was conducted in two phases, referred to as the 17070-01 and 17070-03 programs.

The programs evaluated two different cobalt hydroxide feed materials. The composition of each feed material is summarized in the table below.

Cobalt Hydroxide Feed Sample Analysis

	Co	Cu	Fe	Mn	Mg	Si	Zn	Ni	Al	Cr
Program	%	%	%	%	%	%	g/t	g/t	g/t	g/t
17070-01	23.2	1.61	2.39	3.27	3.45	1.05	1920	3870	6390	52
17070-03	29.2	0.46	0.12	4.85	5.67	0.77	403	9410	1200	<100

The 17070-01 sample had a lower cobalt content (23.2% dry weight (“w/w”)) than the 17070-03 sample (29.2% w/w), as well as higher levels of copper, iron, silica, zinc and aluminium all of which are impurities. The source of the 17070-01 was from an operation in the DRC. The grade of cobalt hydroxide feeding the process is expected to average 30%; therefore, the 17070-03 sample better represents the expected Refinery feed. The sample had higher concentrations of manganese, magnesium and nickel impurities than the 17070-01 sample. The source of the 17070-03 sample was Glencore’s Mutanda operation in the DRC and a mass of 570 kg (gross) was supplied.

The purpose of the 17070-01 campaign was to demonstrate that battery-grade cobalt sulphate could be produced from a cobalt hydroxide feedstock using most of the current flowsheet at the refinery. The definition of a battery-grade cobalt sulphate product was based on specifications received by First Cobalt from potential end users. The campaign was conducted from Q4 2018 to Q2 2019. Scoping-level tests were conducted including leaching, neutralisation, single batch solvent extraction contacts, ion exchange, manganese precipitation and evaporation to produce a final cobalt sulphate crystal.

The program achieved a high purity cobalt sulphate product with a cobalt grade of 20.8 %w/w, as shown in the table below.

Cobalt Sulphate Composition

	Unit	Co	Mn	Mg	Ca	Zn	Ni	Cu
Cobalt Sulphate	g/t	20.8%	42	49	59	<7	80	11
Ratio of Co/element	-	1	4930	4270	3525	29710	2600	18570

The 17070-03 campaign was conducted using the results of the 17070-01 program as a baseline. The purpose of the 17070-03 program was to provide data for the Refinery Study, such as process conditions and operating targets for the various unit operations. The tests conducted included re-leaching and neutralisation, impurity solvent extraction (“ISX”), CoSX, solid/liquid separation testing, environmental and tailings testing.

Following the SX testwork performed at SGS and METSIM™ modelling by Ausenco, results were provided to Solvay to evaluate the SX processes on a continuous basis. The modelling results were incorporated into the basis of design.

Environmental testwork was also conducted to determine operating parameters for the effluent treatment circuit. Synthetic solutions were prepared based on compositions predicted in the METSIM™ model and were supplied to Story Environmental Inc. (“SEI”) for effluent treatment testing and Aquatox Testing and Consulting Inc. for toxicity testing.

Key results from the testwork program and Solvay modelling are listed in the table below:

Key Results from the 17070-03 Testwork Program & Solvay Modelling

Description	Unit	Value
Re-leach and neutralisation recovery	%	93.5
Neutralisation pH	-	5.0
Average sulphuric acid addition	kg/t (dry basis)	633
Limestone addition	kg/t (dry basis)	161
ISX configuration	extract / scrub / strip	3 / 2 / 2
ISX extractant concentration	%	20
ISX cobalt recovery (to extraction raffinate)%		99.6
CoSX configuration	extract / scrub / strip	3 / 6 / 2
CoSX extractant concentration	%	40
CoSX cobalt recovery (to strip solution)%		99.6
Effluent treatment final pH	-	11.0
Sodium concentration in effluent	mg/L	2,000

Based on the results of the Solvay modelling, it was determined that ion exchange and manganese precipitation would not be required.

The testwork demonstrated that high-purity, battery-grade cobalt sulphate can be produced from the cobalt hydroxide samples that were provided. The overall cobalt recovery of the process was 93% based on the testwork results conducted. The final cobalt sulfate produced in this test work graded 21.4% cobalt, exceeding the minimum cobalt specification for battery grade cobalt sulfate.

Subsequent to the Refinery Study, the Company continued to advance metallurgical testwork with SGS, including pilot plant testing using new sample material from Kamoto Copper Company SARL (“KCC”; majority owned by Glencore’s Katanga Mining) in the DRC, which better represents the material that would be expected to be processed through the refinery when in operation. This testwork yielded recoveries in excess of 97%, significantly higher than those from the Refinery Study analysis.

Recovery Methods

The process flowsheet for the Refinery was primarily derived from the results of the 17070-03 testwork program, METSIM™ modelling, and Solvay SX modelling. At a high level, the objectives of the process are to solubilise cobalt through leaching with sulphuric acid, remove impurities to concentrations meeting the definition of battery grade, and crystallise cobalt sulphate.

The process design is consistent with other operations, including:

•	Vale, Long Harbour: impurity SX followed by CoSX

•	WMC, Bulong Refinery: CoSX with Cyanex 272 followed by sulphide precipitation and impurity SX with D2EHPA

•	Finland, Terrafame: crystallisation of high purity cobalt sulphate heptahydrate

•	Cyanex 272 was also used for CoSX in the previous refinery flowsheet

The process design also considered maximising the re-use of existing infrastructure and equipment where practical. A field investigation conducted in Q3 2019 determined the condition and characteristics of the on-site equipment, such as size, materials of construction and required refurbishment.

Process Description

Cobalt hydroxide is received on site at 66% w/w moisture in 1-tonne bulk bags and stored in the warehouse. The bags are lifted by crane and broken in a bag breaker, and the material flows by gravity into a re-pulper where it is mixed with recycled raffinate into a slurry and stored in a feed tank.

The slurry is pumped to three leach tanks and leached with sulphuric acid at a pH of 1.5 to solubilise cobalt and other metals. The solution is then pumped to the neutralisation tanks, where the pH is adjusted with limestone to precipitate impurities such as iron, aluminium and chromium. The slurry is dewatered in a cyclone and the overflow reports to a cooling tower where the solution is cooled to precipitate additional gypsum. The cooled slurry reports to a residue thickener, and the thickener underflow reports to ISX.

The underflow of the thickener and cyclone report to a vacuum filter, where a filter cake is produced and trucked to the tailings storage facility (“TSF”). Washing stages assist in the recovery of soluble cobalt, and the filtrate reports back to the residue thickener. A portion of the cyclone underflow is also recycled to act as seed material in neutralisation.

Prior to ISX, the solution is re-heated prevent subsequent gypsum precipitation and filtered to remove remaining solids. The solution is then processed through extraction, scrubbing, and stripping stages to separate copper, zinc, manganese, and calcium impurities. The cobalt-rich extraction raffinate reports to CoSX, while the impurities report to effluent treatment.

For both ISX and CoSX, pH adjustment is achieved by adding sodium hydroxide in the extraction stages, and sulphuric acid in the scrubbing and stripping stages.

The ISX raffinate reports to CoSX and is processed through extraction, scrubbing and stripping stages to separate nickel and magnesium impurities from the cobalt. The CoSX raffinate is either recycled to the process or sent for sodium treatment, while the cobalt-rich strip solution is sent to crystallisation.

Sodium is recovered from the CoSX raffinate by a falling film evaporator and forced circulation crystalliser as sodium sulphate. The resulting solid sodium sulphate is disposed of off site.

The strip solution from CoSX reports to the forced circulation mechanical vapour recompression cobalt sulphate crystalliser. Cobalt sulphate is crystallised and subsequently dewatered in a thickener, centrifuge and fluid bed dryer. The dry product is then bagged and stored in the warehouse prior to shipment.

Strip solution from ISX and other waste streams report to the effluent treatment circuit. Lime slurry is added to raise the pH to 11 and precipitate soluble metals from the solution in two tanks, which provide a residence time of 1 hour. The resulting slurry reports to a thickener, and the thickener underflow reports to a vacuum belt filter. The filter cake is trucked to the TSF, and filtrate returns to the thickener. The thickener overflow is treated with sulphuric acid to reduce the pH to 8.5 prior to discharge or recycle to the process.

The reagents used in the process include:

•	flocculant, including a mixing and dosing system for the residue and effluent thickeners

•	organic solvents, comprising of Cyanex 272, D2EHPA and a diluent

•	sulphuric acid, including a storage tank, dilution and dosing system

•	limestone (CaCO3), including a storage silo, mixing system and ring main

•	lime (CaO), including a storage silo, slaker and ring main

•	sodium hydroxide, including a heated storage tank, dilution and dosing system

Services supplied to the process include:

•	filtered water

•	fire water and fire suppression systems

•	gland water

•	potable water

•	plant and instrument air

•	low pressure air

•	natural gas

Process Design Criteria

Key process design criteria are summarised in the table below. The design criteria are based on data supplied by First Cobalt, testwork, vendor data and modelling, industry standards and Ausenco’s in-house database.

Process Design Criteria Summary

Parameter	Unit	Value
Dry Throughput, Average	t/d	50
Availability	%	91.3
Feed Moisture	% w/w	66
Feed Cobalt Content	% w/w	30
Feed Supply Form	-	1-tonne bulk bags
Feed Storage Capacity	days	5
Target Leach Solution Cobalt Tenor	g/L	20
Leach Residence Time	h	1
Leach Operating Temperature, Range	°C	45-50

Parameter	Unit	Value
Neutralisation Operating pH	-	5.0
Neutralisation Residence Time	h	6
Cooling Tower Target Temperature	°C	30
Iron Residue Filter Cake Moisture	% w/w	25
ISX Feed Temperature	°C	40
ISX Stages	extract / scrub / strip	3 / 2 / 2
ISX Extractant Concentration	% v/v	20
ISX Settler Flux	m3/h/m2	3.5
CoSX Stages	extract / scrub / strip	3 / 6 / 2
CoSX Extractant Concentration	%v/v	40
CoSX Settler Flux	m3/h/m2	3.5
Target Product Grade, Cobalt	% w/w	20.5
Target Cobalt Production	t/a	5,000
Target Effluent Treatment pH	-	11
Effluent Treatment Residence Time	h	1
Effluent Treatment pH for Discharge	-	8.5
Effluent Treatment Filter Cake Moisture	% w/w	25
Maximum Wastewater Concentration, Sodium	mg/L	2,000

Site Infrastructure

The major project facilities include the existing refinery building with expanded facilities, a new SX building, new sodium treatment building and a new TSF with associated water ponds.

Power to the Refinery is provided via an existing 44 kV feeder from the Hydro One grid. It is then stepped down via a 4 MVA 44kV/600V transformer for distribution throughout the facilities.

Fresh water is supplied to the refinery from Lake Timiskaming by an overland pipeline and pumping system. The pumphouse contains two freshwater pumps in a duty/standby configuration. Water is pumped 3 km through a buried pipeline to the Refinery site, where it is stored in the filtered water tank.

The TSF will provide secure storage for filtered tailings and temporary storage for process water and direct precipitation. The TSF has been designed to protect groundwater and surface waters during operations and after closure.

Market Studies and Contracts

First Cobalt retained Benchmark Mineral Intelligence (“BMI”), a London-based market intelligence firm for the EV supply chain, to prepare a market study.

First Cobalt has not entered into any material contracts relating to the Refinery. Subsequent to the Refinery Study and in the normal course of business, First Cobalt has now entered into a contract for the purchase of cobalt hydroxide feedstock from Glencore’s KCC mine, an MOU with IXM SA for the purchase of cobalt hydroxide feedstock from CMOC’c Tenke Fungurume mine and a flexible, long-term cobalt sulfate offtake agreement with Stratton Metals for the sale of finished product from the refinery. All of these arrangements are linked to future benchmark cobalt prices.

Demand

Cobalt is used in a range of applications, but the largest single market is lithium-ion (Li-ion) batteries. The three primary segments for Li-ion batteries are consumer electronic devices, electric vehicles and both stationary and grid energy storage. All three segments have a strong growth profile over the coming years and as such, the market for Li-ion batteries is expected to grow sharply. EVs are forecast to be the largest market for Li-ion batteries.

Growth in cobalt demand through 2040 will be almost entirely dominated by the battery sector, fuelled predominantly by increased EV penetration uptake. Demand growth is forecast to outpace the ability of suppliers to keep up by the mid-2020s. It should be expected that cobalt producers will not only be able to sell their products, but that strong prices should be able to be commanded due to the predicted shortfall. The most important electric vehicle market globally is China, due to its population, government incentives and projected growth of their vehicle market. Gigafactory (battery production) capacity is forecast to expand rapidly over the next decade to support the rapidly evolving EV market.

As a result, it is forecasted that cobalt demand from nickel-cobalt-manganese (NCM) batteries will increase from approximately 20,000 tonnes in 2019 to over 730,000 tonnes in 2040. The NCM 811 chemistry will begin to take over the market, increasing market shares from 5% in 2019 to 60% by 2040. The shift away from the higher-cobalt NCM 622 cathode that is widely used in EV batteries today will be more than offset by higher electric vehicle penetration and larger battery packs.

Supply

Cobalt is mainly produced as a by-product from copper and nickel operations. Approximately 74% of mined cobalt originates from the copper operations of the African Copper Belt, in the DRC. Much of that production is exported to China, which is responsible for 67% of global refined supply and a much higher proportion of refined cobalt sulphate material, at around 79% of the global production, which is used in batteries. DRC is forecast to maintain its dominance over global mined cobalt supply, remaining at over 70% of production until 2025.

Cobalt refining typically takes place away from mine sites. Vale, Glencore and Sherritt are among some of the mining companies that refine cobalt from their own mining operations, but they produce metallic cobalt products. None of them refines cobalt sulphate, which is a key input for the battery market. China is the largest refiner of cobalt and has increased its refinery production by ~34,000 tonnes from 2015 to 2019. China now accounts for 67% of refined cobalt production, up from 53% in 2015. It also controls 79% of the world’s cobalt sulphate production. By 2040, China is forecast to continue to dominate known refining capacity, remaining at around 68% but increasing in the case of sulphate to about 83%. The majority of the raw material will come from the DRC.

Outside of China, refined cobalt production has also increased in Finland (Norilsk & Freeport) and Norway (Glencore). In the rest of the world, refined cobalt production has declined as operations have been shut down or struggled in the face of increased competition from China.

Besides First Cobalt, to the Company’s knowledge, there are no plans for new cobalt refineries outside of China. However, with the current focus by governments and industry on the battery sector, supply chains are expected to develop outside of China. Putting aside permitting considerations, refineries can often be built and commissioned in 18-36 months.

Cobalt Hydroxide Market

Cobalt hydroxide is the largest intermediate product market for refiners, with most of this material coming from the DRC. It is likely that any cobalt hydroxide sourced by First Cobalt will originate in the DRC, as this is the source of the majority of production.

Given the abundance of cobalt hydroxide intermediate product, many refinery flowsheets are specifically designed to receive this type of feed. First Cobalt’s key competitors in securing hydroxide feed will be the Chinese refineries. Outside China, the main refineries purchasing cobalt hydroxide are Umicore (refineries and smelters in Belgium and Finland), Norilsk (mines in Russia and refinery in Finland) and Sumitomo (metal and chemical in Japan).

Cobalt Sulphate Market

Cobalt sulphate demand has significantly grown, driven by demand from lithium-ion cathode producers, with supply keeping pace due to the ability of existing Chinese refineries to expand their plants. Given the concentration of refining in China, First Cobalt may not find it difficult to identify interested buyers for the refined material.

Crucially for First Cobalt, almost all automotive producers outside of China would like to source cobalt sulphate either in their own region, or from suppliers outside of China. Furthermore, ex-China supply is currently small (non-existent in North America), with OEMs and chemical firms like BASF competing for product.

Cobalt Metal Forecast Price

BMI’s long-term cobalt price forecast is approximately US$59,100/t or US$26.81/lb. Over the next several years, it is expected that the cobalt price will steadily increase and exceed the long-term price from 2024 to 2030.

First Cobalt has adopted a lower long-term price assumption of US$25/lb (US$55,116/t) for its financial modelling, which is considered reasonable, conservative and well supported by BMI’s market data.

First Cobalt intends to purchase third-party cobalt hydroxide that is expected to contain approximately 30% cobalt. For purposes of the Refinery Study, BMI produced a cobalt hydroxide price forecast for First Cobalt, making the following key assumptions regarding the pricing mechanism, quotation period, and quality:

•	cobalt content: 20% cobalt

•	payable cobalt content: 70% of contained cobalt

•	penalty elements: none

•	quotation period: fixed as month of delivery

•	base cobalt metal price: benchmark battery-grade cobalt forecast

First Cobalt will produce cobalt sulphate for the battery market, specifically for lithium-ion cathode producers. Cobalt sulphate for the battery market is typically priced at a premium, in terms of contained cobalt, to the battery-grade cobalt metal price. The price reported is based on 20.5% cobalt and 100% payability.

Subsequent to the Refinery Study, recent long-term price forecasts for cobalt hydroxide prepared by independent third-party firms indicate an expectation of a higher long-term payable cobalt content factor of 75%. Therefore, this revised estimate is now incorporated into First Cobalt’s economic analysis for the refinery.

Environmental Studies, Permits and Social or Community Impact

First Cobalt retained SEI in 2019 to review the environmental baseline studies previously completed for the Refinery, and to identify the additional baseline studies required to support environmental approvals for the proposed expansion. This gap analysis identified the need for additional baseline studies, a new permit, and amendments to existing approvals for the production of 5 kt/a of cobalt. Existing and ongoing environmental baseline studies to support the Refinery expansion will evaluate the following: atmospheric environment (noise), hydrology, surface water quality, groundwater quality, terrestrial environment and aquatic environment.

First Cobalt has regularly kept local municipalities and Indigenous communities apprised of their activities. Local municipalities with an interest in the Refinery include the Township of Coleman, the Town of Cobalt and the City of Temiskaming Shores. First Cobalt has engaged the following Indigenous communities to keep them informed and obtain their input on recommencing operations at the refinery, and the Permit to Take Water for the Refinery:

•	Matachewan First Nation (MFN)

•	Temagami First Nation (TemFN)

•	Timiskaming First Nation (TFN)

•	Métis Nation of Ontario (MNO)

•	Beaverhouse First Nation (BFN)

First Cobalt is committed to continuing their engagement and consultation activities with stakeholders and Indigenous communities. All engagement and consultation activities related to the Refinery will continue to be entered into the Record of Consultation.

Capital Costs

The capital cost estimate is based on process design criteria, plant mass balance (METSIM™ model), process flow diagrams, preliminary general arrangement drawings, equipment sizing information and field program inspection and measurements.

The capital cost estimate was prepared in accordance with an AACE Class 3 (Feasibility Study) estimate as defined by Ausenco’s capital cost estimating guidelines. The capital costs are presented in Q1 2020 US dollars (USD) and have an accuracy of ±15%.

Information obtained from the field program and preliminary general arrangement drawings enabled the assessment of preliminary material take-off (MTO) quantities and factors for earthworks, concrete, steelwork, mechanical, electrical and instrumentation for the Refinery.

Major equipment pricing and equipment refurbishment costs were based on multiple budgetary quotations for the Refinery restart that were evaluated for technical compliance, and minor equipment pricing was derived from Ausenco’s in-house data for recent relevant projects.

Installation costs were based on quoted labour hours and rates received from preferred contractors within the province of Ontario. The quotes were based on scopes of work that included preliminary design information including drawings, equipment lists and MTOs.

Indirect costs include contractor indirects, EPCM labour costs and indirects, spares and first fills, vendor representatives, and freight. The EPCM costs for labour and expenses were estimated based on a dedicated staffing plan and applied across the Refinery duration. The costs for contractor indirects, spares and first fills, and vendor representatives were based on quotes from equipment suppliers, reagent suppliers and installation contractors. The freight costs were based on quotes from equipment suppliers when provided in their proposals, with the remainder of costs factored based on the geographical location of the factory.

The capital costs associated with the Refinery Study totalled US$56.0 million. Subsequent engineering optimization work performed by Ausenco to reduce operating costs has resulted in an increase in the capital cost estimate to US$60 million. This engineering performed for the updated capital costs was consistent with a Class 3 Estimate as defined by the American Association of Cost Engineers (AACE). The capital costs associated with the 5 kt/a refinery restart are summarised in the table below

Capital Cost Estimate

	Refinery Study	Latest Estimate
Description	($, USD)	($, USD)
Refinery	812,487	812,487
Feed Preparation	1,118,041	1,118,041
Leaching	2,510,504	2,498,017
Solvent Extraction	11,507,147	11,722,218
Cobalt Crystallization	8,520,030	7,686,653
Tailings	2,750,713	2,789,115
Reagents	2,696,286	2,631,623
Site Services	1,334,270	1,331,673
Tailings Management General	1,161,996	1,161,996
On-Site Surface Infrastructure	204,811	204,811
On-Site Buildings	234,730	234,730
Roads	551,815	551,815
SUB-TOTAL DIRECT COSTS	33,402,829	32,743,178
Field Indirects General	1,374,618	1,374,618
Project Management	3,943,497	3,943,497
Vendor Representatives	199,453	199,453
Spares & First Fills	2,464,059	2,452,767
SUB-TOTAL INDIRECT COSTS	7,981,627	7,970,335
Owners Cost	990,077	990,077
SUB-TOTAL OWNERS COSTS	990,077	990,077
Contingencies	4,237,453	4,170,359
SUB-TOTAL CONTINGENCY COSTS	4,237,453	4,170,359
Sodium Treatment	9,377,913	14,155,528
PROJECT TOTAL	55,989,900	60,029,476

Subsequent lifts for the new TSF are captured under sustaining capital costs and are summarised in the table below.

Sustaining Capital Cost

Description	Value ($ USD)
TSF – Stage 2	388,872
TSF – Stage 3	205,377

The operating cost estimate includes the following costs:

•	labour for operating, maintenance and supervision

•	fuels, reagents, consumables and maintenance materials

•	fuels, lubricants, tires and maintenance materials for operating and maintaining mobile equipment and light vehicles

•	lease costs associated with mobile equipment

•	operating costs for the on-site laboratory

•	power supply costs

•	site G&A costs

Operating costs for the average operating year are shown in the table below. The average annual operating cost was US$2.72/lb of produced cobalt in the Refinery Study and based on optimization work has decreased to $2.36/lb of produced cobalt in the latest estimate.

Average Annual Operating Cost Summary

	Refinery	Refinery	Latest	Latest
	Study	Study	Estimate	Estimate
Item	($k/y)	($/lb Co)	($k/y)	($/lb Co)
Fixed Costs
Labour	2,795	0.25	3,350	0.30
Maintenance	942	0.08	967	0.09
General and Administration	1,420	0.13	1,436	0.13
Sub-total (Fixed Costs)	5,157	0.46	5,754	0.51
Variable Costs
Power	2,211	0.20	2,202	0.19
Reagents & Operating Consumables	14,808	1.31	18,258	0.03
Lab and Assay Costs	117	0.01	122	1.62
Offsite Disposal	8444	0.75	368	0.01
Sub-total (Variable Costs)	25,581	2.26	20,950	1.85
TOTAL	30,737	2.72	26,704	2.36

Financial Evaluation

A summary of the Refinery economics is provided in the table below.

Summary of Refinery Economics

		Refinery Study	Current Estimate
		LOM Total / Average	LOM Total /
Cobalt Sulfate Price	US$/lb	25	25
Cobalt Metal Price	US$/lb	25	25
Life of Refinery (*)	years	11	13
Cobalt Hydroxide Payability	%	70%	75%
Production
Mill Head Grade	%Co	30.0%	30.0%

		Refinery Study	Current Estimate
		LOM Total / Average	LOM Total /
Mill Recovery Rate	%	93.0%	97.0%
Total Cobalt Recovered	klb	123,576	146,182
Total Average Annual Production	klb	11,234	11,245
Operating Costs
Total Operating Costs	US$/lb Co	$2.72	$2.36
Transportation Cost	US$/lb Co	$0.17	$0.17
Capital Costs
Initial Capital	US$M	$56.0	$60.0
Life-of-Refinery Sustaining Capital	US$M	$0.6	$0.6
Financials Pre-Tax (**)
NPV (8%)	US$M	$192	$202
IRR	%	64%	57%
Payback	years	1.6	1.8
NPV (8%) / Initial Capital	:	3.4	3.4
Financials Post-Tax (**)
NPV (8%)	US$M	$139	$147
IRR (%)%		53%	48%
Payback (years)	years	1.8	2.0
NPV (8%) / Initial Capital	:	2.5	2.4

(*) Only tailings area one was used as the life-of-mine for financial calculation purposes. As there are two tailings areas of equal size on the wholly-owned refinery property, the actual estimated capacity is 26 years of tailings.

(**) Estimates of financial returns performed at asset-level and do not include any Corporate-level financing costs or potential costs associated with sales and marketing arrangements.

The Refinery’s closure cost has been estimated at US$6M and the salvage cost is assumed to be 10% of initial capital expenditure (i.e., US$6M) and is assumed to be incurred in the year after final production. The following figures show the Refinery’s post-tax sensitivity results for the NPV and IRR, respectively.

Post-Tax Sensitivity for Latest Estimate, NPV

Post-Tax Sensitivity for Latest Estimate, IRR

Conclusions

The metallurgical testwork programs and process modelling demonstrated that cobalt sulphate meeting battery grade specifications at 20.5% w/w cobalt can be produced from the cobalt hydroxide feed material using the proposed flowsheet. Subsequent engineering also determined that large portions of the existing process equipment and infrastructure at the Refinery can be incorporated into the revised design. Additional buildings and areas are required to fully support production at the expanded throughput rate.

Following completion of the process model, the requirement for sodium treatment was identified based on a review of published literature and verified with toxicity testwork. A treatment system was included in the process design, and costs estimates were developed for off-site disposal.

The overall financial analysis of this engineering study demonstrates that the Refinery has positive economics.

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Recommendations for Future Work from the Refinery Study

The work programs described below were recommended to advance Refinery development in the Refinery Study. Many of these work streams are in progress at present.

●	Ongoing environmental, permitting and community engagement work:

○	continue with the surface water and groundwater baseline data collection programs to support the required permitting and approvals processes

○	complete the Noise Impact Assessment and Emission Summary and Dispersion Modelling Report to support the amendment to the Air and Noise ECA

○	complete the Lake Timiskaming Assimilative Capacity Study for the discharge of the effluent from the expanded refinery to support the amendment to the ISW ECA

○	expand the groundwater monitoring network in the vicinity of the proposed TSF

○	prepare a Closure Plan amendment and provide the necessary additional financial assurance to reflect the additional rehabilitation activities associated with the 5 kt/a expansion

○	continue with regular consultation and engagement with stakeholders and Indigenous communities

●	Continuous pilot plant: it is recommended to complete a pilot plant testwork program to inform the full-scale plant design

●	Site Works: it is recommended that the following be performed to inform the detailed engineering phase:

○	geotechnical and structural site investigation

○	3D laser scan: perform a scan of the existing facility to further inform aspects of detailed design such as piping, layout, and platework and reduce conflicts with existing equipment during installation

Refinery Update

The metallurgical testwork programs and process modelling demonstrated that cobalt sulphate meeting battery grade specifications at 20.5% w/w cobalt can be produced from the cobalt hydroxide feed material using the proposed flowsheet. Subsequent engineering also determined that large portions of the existing process equipment and infrastructure at the Refinery can be incorporated into the revised design. Additional buildings and areas are required to fully support production at the expanded throughput rate. On January 12, 2021, the Company announced long-term cobalt hydroxide feed arrangements with Glencore and IXM SA, a fully owned subsidiary of CMOC, which will provide a total of 4,500 tonnes of contained cobalt to year to the Refinery commencing in late 2022. The contained cobalt will be provided from Glencore’s KCC mine and CMOC’s Tenke Fungurume mine and represents 90% of the projected capacity of the refinery. On March 29, 2021, the Company announced that it had the Stratton Offtake Agreement, pursuant to which First Cobalt will have the option to sell up to 100% of its annual cobalt sulfate production to Stratton Metals once the Refinery is in production. The Stratton Offtake Agreement has a five year term, with quantities to be determined by First Cobalt in advance of each calendar year, and subject to a minimum annual quantity. Pricing will be based on prevailing market prices at the time of the shipment. See “General Development of the Business – Three Year History” and “- Subsequent Events” above for additional Refinery updates.

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IRON CREEK PROJECT

The bulk of the information in this section is derived from the technical report titled “Technical Report with Updated Mineral Resources, Iron Creek Cobalt Project, Lemhi County, Idaho, USA” dated November 27, 2019 with an effective date of November 27, 2019 (the “Iron Creek Technical Report”). The Iron Creek Technical Report was prepared by Steven J. Ristorcelli, C.P.G., P.G, and Joseph Schlitt, MMSA QP, each of whom is a Qualified Person and “independent” as such term is defined in NI 43-101. Mr. Ristorcelli is employed as Principal Geologist by Mine Development Associates, Inc. (“MDA”). Mr. Schlitt is employed as President of Hydrometal Inc.

Project Description, Location and Access

The Iron Creek Project is located about 18 miles southwest of Salmon, Idaho, within the historic Blackbird cobalt-copper district of the Idaho cobalt belt. Access to the property is via the paved, all-weather U.S. Highway 93, and County Road 45 located 23 miles south of Salmon, Idaho.

The property consists of seven patented Federal lode claims that straddle Iron Creek, and a surrounding group of 83 unpatented Federal lode claims. Together the patented and unpatented claims cover an area of 1,698 acres. The center of the property is located at approximately 44° 57’ 42” North, and 114° 06’ 57” West.

The unpatented BR-1 to BR-58 claims are held 100% in good standing by the Idaho Cobalt Company (“Idaho Cobalt”), of Boise, Idaho, a wholly owned subsidiary of First Cobalt. The unpatented claims NBR1 to NBR25 are held 100% in good standing by Scientific Metals (Delaware) Corp., of Midvale, Utah, a wholly owned subsidiary of First Cobalt.

The seven patented claims were acquired from the Chester Mining Company (OTC: CHMN) (“Chester”) in 2018. The patented claims are described as: Iron #118, Iron #135, Iron #136, Iron #143, Iron #144 Iron #182, and Iron #189, of the Idaho Mineral Survey No. 3613, located in portions of Section 20 and Section 21, Township 19 North, Range 20 East, B.M., Parcel #RP9900000109A, Blackbird Mining District, Lemhi County, Idaho. Idaho Cobalt holds 100% of the patented claims.

The unpatented claims are on Federal public lands administered by the United States Forest Service (“USFS”). Ownership of the unpatented mining claims is in the name of the holder (locator), subject to the paramount title of the United States of America, under the administration of the USFS. Under the Mining Law of 1872, which governs the location of unpatented mining claims on federal lands, the locator has the right to explore, develop, and mine minerals on unpatented mining claims without payments of production royalties to the U.S. government, subject to the surface management regulation of the USFS. Currently, annual claim-maintenance fees are the only Federal payments related to unpatented mining claims, and these fees have been paid in full to September 1, 2020. The unpatented claims have no expiration date as long as the annual claim-maintenance fees are paid by August 31 of each year. For the patented claims, which are real property, annual property taxes are paid to Lemhi County, Idaho. The total annual land-holding costs are estimated to be $13,801.

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Scientific Metals Corp. (“STM”), later known as US Cobalt, and now First Cobalt, entered into a mining lease agreement with Chester dated August 23, 2016, with an option to purchase a 100% interest in the seven patented claims. Under the terms of the lease agreement, STM was required to pay Chester the sum of US$45,000 upon signing of the lease agreement and Chester retained a 4.0% NSR royalty. The terms of the agreement also required STM to make advance royalty payments on the NSR of US$3,000 per month for the first two years of the lease agreement, increasing to US$4,000 per month for the subsequent two years, and US$5,000 per month for subsequent years. At any time during the term of the lease, STM held the right to purchase a 100% interest in the seven claims and reduce the NSR held by Chester from 4.0% to 1.0%, all for consideration of a cash payment US$1,500,000. The NSR may subsequently be purchased for a cash payment of US$500,000 for every 1.0% of the NSR elected to be acquired by STM (now First Cobalt).

On September 4, 2018 First Cobalt announced an agreement had been reached to eliminate the advance royalty payments, purchase the patented claims, and eliminate the 4.0% NSR royalty for US$1.07M, which has been paid in full. As of the date of this report, First Cobalt owns a 100% interest in the seven patented claims and the 83 unpatented claims.

A separate exploration program is planned for the Ruby zone within the unpatented claims. This will require a permit from the USFS. The planned exploration work will create less than five acres of total new disturbance on USFS ground within the contiguous block of unpatented claims, and therefore requires the Notice of Intent (“NOI”) level of permitting. The NOI application has not yet been submitted. Issuance of the NOI will require First Cobalt to post a reclamation bond with the USFS. The USFS District Ranger has 15 days from receipt of the completed application to approve the permit or notify First Cobalt of any required changes in the plan or additional levels of permitting.

History

The first mining claims were staked in the Iron Creek area in 1967 on copper-stained material in what later became known as the “No Name” zone. In 1970, these claims were leased to Sachem Prospects Corporation (“Sachem”) of Salt Lake City, Utah. Sachem drilled 11 diamond-core holes and drove three underground exploratory drifts known as the Adit-1 (East Adit), Adit-2 (West Adit) and an unnamed adit. Hanna Mining optioned the property in 1972 through its wholly owned subsidiaries, Coastal Mining Co. and Idaho Mining Co., and acquired it outright in 1973.

From 1979 through 1996 the property was explored by Noranda Exploration, Inc., Inspiration Mines, Inc., Centurion Gold, and Cominco American Resources Inc. Various campaigns of drilling, geophysical surveys, and surface and underground geochemical sampling were conducted. Between all these programs, a total of 57 holes were drilled on the property prior to 1996.

Between 1996 and 2016 the patented and unpatented claims were acquired by Chester. STM acquired the Iron Creek property from Chester in 2016 and changed its name to US Cobalt in 2017. US Cobalt conducted surface exploration drilling in 2017, and underground drilling from the 6500 Level Adit (Adit-2) during the winter of 2017 and into 2018. The 2017 drilling results drew the interest of First Cobalt. In March 2018, First Cobalt entered into a definitive agreement with US Cobalt to acquire all of the issued and outstanding shares of US Cobalt and the Iron Creek Project. Completion of the acquisition was announced by First Cobalt on September 4, 2018. First Cobalt continued the surface- and underground-drilling campaign to expand the deposit along strike.

Several historical estimates of “reserves” have been made for mineralized zones in the No Name zone. These historical estimates are considered relevant for historical interest with respect to the exploration history at Iron Creek, and they are superseded by the current mineral resource estimates. There has been no historical commercial production of cobalt or copper from the Iron Creek Project.

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Geological Setting, Mineralization and Deposit Types

The Iron Creek Project is situated in the Blackbird copper-cobalt ± gold mining district, the Idaho Cobalt Belt (“ICB”), in the eastern part of the Salmon River Mountains, central Idaho. The project area is underlain mainly by mid-Proterozoic metasedimentary siltite and quartzite of the Apple Creek Formation, which is part of the Belt Supergroup. Bedding and foliation generally strike northwest and dip 60° to 80° northeast. Ash-flow tuff of the Eocene Challis Volcanic Group unconformably caps the Apple Creek units that host the cobalt and copper mineralization within the property.

Five zones of stratabound cobalt and copper mineralization have been identified on surface within the property. That mineralization occurs within sequences of dominantly argillite and siltite enveloped by quartzite-rich units of the Apple Creek Formation. Specifically, mineralization is associated with thin quartzite layers cross bedded within the argillite-siltite units. The main zone in which the resources reported in the Iron Creek Technical Report occur is at Iron Creek. The other zones on the property are the Sulfate, Footwall, Magnetite and Ruby zones, which are now exploration targets.

The principal mineral assemblage consists of pyrite, chalcopyrite, pyrrhotite, and magnetite with much lesser quantities of native copper and arsenopyrite locally. Scanning-electron and microprobe tests indicate the cobalt occurs largely or entirely within pyrite and there is a distinct lack of cobaltite. Drill results demonstrate that the cobalt and copper mineralization are in part separated from each other spatially, and in part overlapping

The cobalt and copper mineralization at the Iron Creek Project belong to a class of deposits variably described as “Blackbird Co-Cu” or “Blackbird Sediment-hosted Cu-Co” in and adjacent to the Blackbird mining district of Idaho. The Blackbird mining district contains several cobalt-copper ± gold deposits and prospects in proximity that are hosted in similar meta-sedimentary rocks.

Exploration

First Cobalt (formerly STM, and US Cobalt) commenced exploration of the Iron Creek Project in 2016 with the compilation of historical geological, drilling, geophysical and geochemical data. In 2017 and 2018, First Cobalt rehabilitated about 1,260 feet of underground workings in Adit-1 (East adit) and Adit-2 (West adit), which provide subsurface access to portions of the No Name zone within the Iron Creek mineralized zone. The objectives for US Cobalt in 2017 were as follows:

●	Diamond-core drill approximately 35,000ft from surface along a 1,500ft strike length of the No Name Zone, twinning historical holes in an effort to confirm and increase confidence in historical estimates of cobalt mineralization; and

●	Re-habilitate the underground workings of the Adit-1 (East Adit) and Adit-2 (West adit; 6500-level Adit) for underground diamond drilling and channel sampling.

During 2017, First Cobalt drilled 40 diamond-core holes from the surface, for a total of 34,704ft of core drilling. The aforementioned surface drill program was completed in December of 2017. In addition to twinning previous holes, the drilling further delineated portions of the No Name Zone and left the mineralized zone open to further expansion along strike. The 2017 drilling also identified a second mineralized zone stratigraphically lower than the No Name Zone called the Waite Zone, which may have been previously referred to as the Footwall No Name Zone. This drilling also encountered diabase dikes that cross-cut the Apple Creek host rocks. Adit-1 was fully rehabilitated and both of the portals for Adit-2 were excavated and partly rehabilitated during 2017.

In the first quarter of 2018, the rehabilitation of Adit-2 was completed. A total of 18,507ft were drilled in 29 core holes collared at surface and from underground locations in Adit-2 and Adit-1. The results have been incorporated in the current estimated mineral resources. Of the 29 holes, 25 were drilled in Adit-2 and four were drilled in Adit-1. All but two of the holes in Adit-2 were collared in a drill bay at the western face of the adit and were intended to extend the No Name and Waite Zones to the west, as well as explore possible copper targets to the north-northwest. The other two holes were drilled in a secondary bay approximately 300ft inside the portal and targeted the Waite Zone to the south. The four holes drilled in Adit-1 were designed to be collared in the No Name Zone and further explore the Waite Zone.

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The entire length of Adit-1 was channel sampled and geologically mapped in detail by First Cobalt geologists. A total of 133 channel samples (each five feet in length) were collected from both ribs along the crosscut and drift in Adit-1. The samples were collected using air-powered chisels, with average sample weights of about 7.3lb. The underground channel samples were transported by a First Cobalt geologist from Adit-1 to the laboratory of American Assay Laboratories (“AAL”) in Sparks, Nevada.

Road-cut sampling was started but not completed along the roads cross-cutting the No Name and Waite zones on the west side of the North Fork of Iron Creek.

During 2018, First Cobalt initiated mineralogical and petrograhic studies of mineralized material from the No Name zone. A total of 20 samples of drill core from 13 of the 2017 and 2018 drill holes were sent to SGS Minerals (“SGS”) in Lakefield, Ontario for detailed mineralogical descriptions. The purpose of the study was to identify and quantify metallic mineral species over a range of cobalt grades as identified by geochemical analyses. Specific attention was made in this study to identify cobalt- bearing minerals. Core logging and underground mapping found a diversity of pyrite textures and a range of grain sizes that had not been systematically analyzed for cobalt content.

The SGS samples were derived from drill core and underground grab samples of pyrite-rich material. SGS prepared polished mounts of each sample for analysis using QEMSCAN, a standard method to derive high- resolution mineralogic images. Individual minerals are identified on each image manually by a mineralogist.

The principal metallic mineral in all 20 samples was pyrite. In six samples, chalcopyrite was identified to a maximum of over 14% in one sample. Pyrrhotite was identified in one sample. Magnetite and/or hematite are present in all samples; one sample contains over 75% iron oxide. The cobalt-bearing minerals cobaltite, glaucodot, and gersdorffite were identified in four samples, but generally are in minor concentrations (maximum of 0.33%). Arsenopyrite was not found in any of the 20 samples.

Further electron microprobe work was done to determine the cobalt concentration within pyrite relating to texture and grain size. Based on the QEMSCAN maps, pyrite grains were sub-divided as:

•	Very fine grained - <50 µm;

•	Fine grained – 50 to 200 µm;

•	Medium grained – 200 to 700 µm;

•	Coarse Grained – 700 µm to 1500 µm; and

•	Very Coarse Grained - >1500 µm.

Based on the microprobe results, iron and cobalt demonstrate an inverse relationship that reflects direct substitution within pyrite. High levels of cobalt occur in all sub-divisions of grain sizes. Images of cobalt concentration within pyrite show cobalt is entrained within the pyrite grain lattice appearing as “growth bands”.

Drilling

The project database has had 169 holes drilled from 1969 through to January 2019. That total includes five sets of underground channel samples entered into the database as “drill holes”. Of the 169 drill holes, 115 (including the five sets of underground channel samples) were drilled and/or sampled by First Cobalt and were used in the estimate in some fashion. Five holes were lost and drilled again. Records for the historical drill holes are incomplete, but all are believed to have been drilled with diamond-core methods. The total footage drilled within the property is at least 130,535ft. Five of the holes were vertical (four historical and one drilled in 2017) and the balance were inclined with dips of +40° to -85°. None of the drill holes completed before First Cobalt were used.

First Cobalt began drilling in July of 2017 and by the end of the program in 2019, a total of 94,870ft was drilled in 110 holes. All the holes were drilled from the surface or from underground using diamond-core and wireline methods to recover HQ- and NQ-diameter core.

The 2017 drilling was focused on the No Name zone to confirm, in fill and potentially expand the mineralized zones known from the historical drilling. The drilling did substantially confirm what was indicated in the pre-First Cobalt drilling. The drilling contractor was Timberline Drilling (“Timberline”) of Hayden Lake, Idaho. Two modular Atlas Copco U8 underground type core drills were used. Both drills were operated on two 12-hour shifts each day.

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In 2018, First Cobalt commenced underground core drilling in Adit-2 with Timberline as the drilling contractor. A single Sandvik DE-130 underground drill was used to drill 26 NQ-diameter diamond-core holes in Adit-2. A total of four core holes were drilled in Adit-1. Timberline also drilled 14 HQ-diameter diamond-core holes from the surface before being evacuated from the project area due to a wildfire. Another 18 surface core holes were drilled later in 2018. The 2018 surface drilling was carried out by Timberline with two Atlas Copco CS-14 track-mounted rigs, one modular Atlas Copco U8 underground rig and one UDR track-mounted rig.

First Cobalt did use AK Drilling of Butte, Montana who completed two drill holes (ICS18-20 and ICS18-23). They used an LF90 drill rig coring HQ-size core.

Core drilling from the surface was also conducted in 2019. Four holes were drilled for a total of 3,790ft. The results of the 2017, 2018 and 2019 drilling have generally confirmed the cobalt and copper mineralization encountered by historical drilling in the No Name and Footwall (Waite) zones and also confirmed the known orientation and general thickness of mineralization. Most importantly, the drilling has enabled First Cobalt to recognize that the cobalt and copper mineralized zones are distinct from each other but overlap spatially in some areas.

Sampling, Analysis and Data Verification

First Cobalt’s drill core was transported by First Cobalt geologists from the drill sites to first Cobalt’s core-processing facility in Challis, Idaho. Core recovery, rock quality designation (“RQD”), and bulk density were measured by First Cobalt geologists, and recorded in spreadsheets on notebook computers. Then whole- core digital photographs were taken. Following the photography, the core was sawn into two equal halves using an Almonte core saw and returned to the core boxes by technicians employed by First Cobalt’s mining contractor, Earl Waite and Sons Mining Contractors.

After being sawn, First Cobalt geologists logged the core and inserted wooden core blocks to mark sample intervals taking into consideration lithological contacts and degrees of observed mineralization. Sample intervals varied from 1.0ft to 5.0ft. The log information was recorded directly into spreadsheets in notebook computers. After the completion of the logging, the geologists removed the half-core sample intervals and placed them in pre-numbered sample bags which were closed with ties. The bagged samples were then placed in either plastic super sacks, or plastic collapsible bins, along with blanks, certified reference materials (standards) and duplicate half-core samples. The duplicates, blanks and standards were inserted at a frequency of one for every five regular samples and were alternated throughout the length of the hole.

Beginning in mid-2018, after logging and sampling of the entire hole were completed, a second set of photographs was then taken of the sawn half core, with the sample intervals marked and visible. All of the samples were then removed from the corresponding super sack or bin and inventoried prior to shipment. The samples ready for shipment were stored at the First Cobalt core facility and then transported by truck to AAL in Sparks, Nevada. AAL is an independent commercial assay laboratory that is accredited under ISO/IEC 17205:2005 and is independent of First Cobalt. The core boxes containing the remaining core are stored at the secure core facility for future reference.

At the AAL laboratory, the drill core samples were oven dried, weighed, crushed in their entirety to 85% passing 6 mesh, and roll crushed to 85% passing 10 mesh. The crushed samples were then split to obtain 250g sub-samples that were pulverized to 95% passing 150 mesh.

AAL analyzed some of the drill samples by inductively-coupled plasma atomic-emission spectrometry (“ICPAES”) using a 5-acid digestion of 2.0g aliquots of the sample pulps to determine Co, Cu, and 43 major, minor and trace elements (AAL method code ICP-5A; for Ag, Al, Ba, Be, Ca, Cd, Ce, Cr, Ga, Hf, Hg, Fe, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, P, Pb, Rb, S, Sb, Sc, Se, Sn, Sr, Ta, Te, Th, Ti, Tl, U, V, W, Y, Zn, and Zr). Early on and for only a few certificates, samples were analyzed by ICPAES using a 4-acid digestion of a 0.5g aliquot of the sample pulps to determine Co, Cu, and 32 major, minor and trace elements (AAL method code ICP-4A). For many of the samples analyzed by ICP-4A, a separate 2.0g aliquot was analyzed by ICP-5A for Co that was in excess of the upper limit of detection of the ICP-4A analyses. In some cases, Cu and Zn were also determined by ICP-5A. In yet other cases, drill samples that were analyzed by ICP- 4A were also analyzed by ICPAES using a 2-acid (aqua regia) digestion of 0.5g aliquots of the sample pulps to determine Cu plus Ag, As, Ca, Fe, Hg, Mo, Pb, S, Sb, U and Zn (AAL method code ICP-2A), and Co was also determined by 4-acid digestion ICPAES of a 2.0g aliquot (ICP-5A).

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Channel samples were taken from the ribs of the underground workings in Adit-1 by First Cobalt geologists in continuous 5ft intervals using air-powered chisels. Depending on their locations, the channel samples were taken either perpendicular to layering of the host rock sequence and stratiform mineralization, or oblique to the mineralization. Blanks, duplicates and certified reference materials were inserted at the rate of about one for every five channel samples. The closed sample bags were transported by First Cobalt geologists to AAL in Sparks, Nevada.

At AAL, the channel samples were prepared with methods similar to those for the drill core described above. From each sample pulp, aliquots were extracted and analyzed for Au, Pd and Pt by fire assay with an ICPOES finish. Separate aliquots of 0.5g of each sample pulp were subjected to a 4-acid digestion followed by ICPAES determinations of Co, Cu, and 32 major, minor and trace elements (AAL method code ICP-4A). Co was also analyzed by ICPAES following 4-acid digestion of another 2.0g aliquot (AAL method code ICP- 5A). Two-acid (aqua regia) digestions on 0.5g aliquots followed by ICPAES determinations of Ag, As, Ca, Co, Cu, Fe, Hg, Mo, Pb, S, Sb, U, and Zn, were also done on all of the channel samples.

In 2019, pulps of samples prepared and analyzed at AAL were sent to ALS Laboratory Group (“ALS”) in Reno, Nevada for check assays. These pulps were analyzed for cobalt and copper.

First Cobalt inserted blanks, certified reference materials (“CRMs” or “standards”) and duplicate core samples into the sample stream. In addition to those samples, the laboratory also inserted internal QA/QC samples, and those data were evaluated, but were used more by MDA for defining material heterogeneity rather than QA/QC. Duplicate core samples and internal-lab QA/QC samples do not provide for full or independent QA/QC evaluations, but they do provide valuable information. MDA used the standards for evaluating the reliability of the assay data and used the duplicate core and internal laboratory duplicate assays on the same pulps to evaluate material heterogeneity, as well as to gain some insight into sample reliability.

During the drill program, there were three QA/QC samples inserted per 15 core samples in each submittal: one blank, one standard, one duplicate. The blanks were generally inserted in and around visually mineralized zones, the duplicates were biased towards competent zones preferably in and around mineralization, and the standards were inserted to make up the 1:5 ratio on the submittal.

The QA/QC samples inserted in the sample stream demonstrate that sampling, sub-sampling and analyses yield results suitable for reliable resource estimation. However, some additional care must be used when handling samples and recording sample numbers. The suitability of one of the CRMs should be checked. First Cobalt can use a blank material with lower concentrations of cobalt. Rhyolite of the Challis Volcanic Group exposed within the property should contain less than 10ppm Co.

Mineral Processing and Metallurgical Testing

First Cobalt’s metallurgical testing has been limited to work on two bulk samples obtained from adjacent spots in Adit-1 and one bulk sample from a nearby single location in Adit-2. It is not clear how closely they represent the average life-of-mine cobalt and copper levels. However, both the cobalt and copper levels in the samples do fall within the expected grade ranges, so are representative in that sense.

All three samples responded very well when subjected to rougher flotation using standard conditions at the natural pH of 6 to 8. More than 96% of the sulfide sulfur reported to the bulk concentrate and cobalt recovery also averaged over 96%. Copper recovery into the bulk concentrate averaged over 97% for the two high- grade samples and 92.5% for the low-grade sample.

An initial round of cleaner flotation tests was performed on the sulfide rougher concentrates. Optimum performance was achieved by regrinding the rougher concentrate and floating at pH 12 to depress the pyrite. For the two high-grade copper samples, 75% to 85% of the copper was recovered into copper concentrates that would be suitable for conventional copper smelting. The low-grade copper sample appears to need some further flotation optimization in order to produce acceptable smelter feed.

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The cobalt was recovered in the pyrite product that represents the cleaner flotation tailings. For all three bulk samples this product contained more than 90% of the cobalt at grades of 1.2% to 1.8% Co. Higher grades may be difficult to obtain, as the cobalt is bound up within the pyrite crystal structure.

Following completion of the flotation tests, mineralogical studies were performed on four cleaner flotation products. These confirmed that pyrite and chalcopyrite are the principal sulfide minerals and that the pyrite is also the major carrier for both cobalt and arsenic. The main contaminants in the low-grade concentrate are liberated pyrite grains and non-sulfide gangue. Most of the copper losses in the cleaner tails are liberated grains of chalcopyrite. Most of the pyrite lost in the cleaner tails is also liberated. These findings suggest that optimization of the flotation parameters should improve both metal recovery and concentrate quality.

No testwork has yet been done on recovery of the cobalt from the pyrite concentrates. However, two approaches appear to be technically viable. One is to roast the concentrate, then leach the cobalt from the resulting cinder and concentrate the cobalt using solvent extraction. Final recovery of the cobalt would be as a salt or electrowon metal. In this case the roaster off-gas would be treated to recover the contained sulfur as commercial-grade sulfuric acid. The other approach is to use an autoclave to oxidize the pyrite and solubilize the cobalt, then use solvent extraction as with roasting. With this approach a sludge containing the iron and arsenic would be produced requiring an environmentally sound treatment.

Mineral Resource Estimate

Following the initial inferred mineral resource published October 15, 2018, First Cobalt completed an infill drilling campaign to improve the confidence of mineralization continuity as well as to test the extensions of mineralization.

The geochemical database contains 21,456 assay records, all of which were deemed usable in modeling metal domains and density, but only those from core holes drilled by First Cobalt were used to estimate cobalt and copper resources at the Iron Creek Project. Historical drilling was excluded due to lack of original source data and sometimes conflicting collar locations and no down-hole survey data. Inverse distance was used to estimate the block-diluted indicated and inferred mineral resources shown below.

All mineral resources tabulated below are based on the presumption that the most likely method of exploitation will be from underground. Technical and economic factors likely to influence the “reasonable prospects for eventual economic extraction” were evaluated using the best judgement of the author of the Iron Creek Technical Report responsible for the mineral resources. Potential for underground mining was assessed by running stope optimizations in 2018. Having passed that test and after updating the mineral resource estimate, a grade shell with grades above 0.10%CoEq were made. Isolated and discontinuous zones were eliminated, and then that solid was used to constrain the reported resources. The reporting cutoff 0.18%CoEq is fractionally lower than what was determined by using mining costs ($100/ton), processing costs ($22/ton), anticipated metallurgical recoveries (81% for copper and 88% for cobalt), and appropriate G&A ($10/ton) costs for similar size operations in the western United States. The cutoff grades are based on US$30/lb Co and US$3/lb Cu as they were in 2018.

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The Iron Creek reported mineral resources are the fully block-diluted estimates. The blocks are 10ft long along strike, 5ft across, and 10ft high. The resources are reported at a cutoff of 0.18%CoEq for potentially underground minable material. Cobalt equivalent was based on the simple formula of:

%CoEq = %Co + (%Cu / 10)

No metallurgical recoveries were applied to either metal because it is expected that the metallurgical recoveries will be similar for both metals.

Indicated
Cutoff		Grade	Grade	Pounds	Grade	Pounds
%CoEq	Tons	%CoEq	%Co	Cobalt	%Cu	Copper
0.18	2,374,000	0.32	0.26	12,250,000	0.61	29,058,000
Inferred
Cutoff		Grade	Grade	Pounds	Grade	Pounds
%CoEq	Tons	%CoEq	%Co	Cobalt	%Cu	Copper
0.18	2,950,000	0.28	0.22	12,685,000	0.68	39,943,000

1.	Mineral resources, which are not Mineral Reserves, do not have demonstrated economic viability. The inferred mineral resource in this estimate has a lower level of confidence than that applied to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of the inferred mineral resource could be upgraded to an indicated mineral resource with continued exploration. The mineral resources herein were estimated using the CIM, CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

2.	CoEq calculated as %Co + %Cu÷10.

3.	The cutoff grade utilized in the above table was derived from US$30/lb Co and US$3/lb Cu, consistent with the 2018 resource estimate.

4.	Three types of statistical estimates were completed: nearest neighbour, inverse distance, and kriging. Each method was run several times in order to determine sensitivity to estimation parameters as well as optimize the estimation parameters. Results using the inverse distance estimate are reported in Table 1.

5.	Block size employed of 10ft along strike, 5ft across, and 10ft high reflect assumed underground mining extraction dimensions.

6.	Mineral resources are reported in the Iron Creek Technical Report in imperial tons.

7.	The effective date of the mineral resource estimate is October 23, 2019.

8.	The effective date of the of the geochemical database on which the mineral resource estimate is based is February 18, 2019.

Exploration and Development

As described above under “General Development of the Business – Three Year History”, on January 15, 2020, the Company announced a new mineral resource estimate for Iron Creek Project. The new mineral resource estimate was based on infill drilling and limited step-out drilling which included the conversion of 49% of resources from the inferred mineral resource category to the indicated mineral resource category while also increasing the overall tonnage. The indicated mineral resource is now 2.2M tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3M pounds of cobalt and 29.1M pounds of copper. The inferred mineral resource is now 2.7M tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7M pounds of cobalt and 39.9M pounds of copper. The Company also announced that it increased the size of its Idaho cobalt land position by 50%. The expanded property contains the Iron Creek cobalt-copper deposit, the Ruby target and several other surface exposures of cobalt-copper mineralization. A total of 43 new claims were staked to the west of the Iron Creek Project, expanding the total area from 1,700 acres to over 2,600 acres.

During 2020, the Company conducted geophysical surveys and mapping to further evaluate the mineralization potential of the deposit. This geophysical program identified several new drill targets on the property.

A 2021 drill program is currently being designed to test for the extensions of the Iron Creek cobalt-copper resource. The areas with high chargeability anomalies from the geophysical survey that are considered to be associated with mineralization along this horizon have been prioritized for this program. The overall objective is to meaningfully increase the resource size at the Iron Creek Project.

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RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company’s business and its involvement in the cobalt exploration and development industry.

This section describes risk factors identified as being potentially significant to the Company and its material properties, the Refinery and the Iron Creek Project. Additional risk factors may be included in technical reports or other documents previously disclosed by the Company. In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of our securities, existing business activities, financial condition, results of operations, plans and prospects.

Financing Risks

The Company’s Refinery advancement and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. Furthermore, if the Company raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production of any or all of the Company’s mineral properties as well as the advancement of the Refinery. The cost and terms of such financing may significantly reduce the expected benefits from new developments or render such developments uneconomic.

Substantial Capital Requirements and Liquidity

The Company anticipates that it will incur substantial expenditures for the continued exploration and development of its projects in the future. The Company currently has no revenue and may have limited ability to undertake or complete future drilling or exploration programs, process and engineering studies and the design and recommissioning of the Refinery. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects. Sales of substantial amounts of securities may have a highly dilutive effect on the ownership or share structure of the Company. Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares.

The Company has not yet commenced commercial production at any of its properties and as such, it has not generated positive cash flows to date and has no reasonable prospects of doing so unless the Refinery is successfully recommissioned or successful commercial production can be achieved at the Iron Creek Project or the Cobalt Camp. The Company expects to continue to incur negative investing and operating cash flows until such time as it recommissions the Refinery or enters into commercial production at one of its mineral properties. This will require the Company to deploy its working capital to fund such negative cash flow and to seek additional sources of financing. There is no assurance that any such financing sources will be available or sufficient to meet the Company’s requirements. There is no assurance that the Company will be able to continue to raise equity capital or that the Company will not continue to incur losses.

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Volatility of the Market Price of the Company’s Common Shares

The Company’s Common Shares are listed on the TSXV under the symbol “FCC” and on the OTCQX under the symbol “FTSSF”. Securities of junior companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Company’s Common Share price is also likely to be significantly affected by delays experienced in progressing with development plans, a decrease in investor appetite for junior stocks, or in adverse changes in the Company’s financial condition or results of operations as reflected in the Company’s quarterly and annual financial statements. Other factors unrelated to performance that could have an effect on the price of the Company’s Common Shares include the following:

(a)	The trading volume and general market interest in the Company’s Common Shares could affect a shareholder’s ability to trade significant numbers of Common Shares; and

(b)	The size of the public float in the Company’s Common Shares may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these or other factors, the market price of the Company’s Common Shares at any given point in time might not accurately reflect the Company’s long-term value. Securities class action litigation has been brought against companies following years of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Refinery Study

The Refinery Study was prepared to summarize the results of an engineering study prepared at a feasibility level related to the Refinery. The Company is currently undertaking additional studies to assess the viability of the Refinery. There is no certainty that the Refinery the results of the Refinery Study will be realized or the Refinery will ever be feasible. Moreover, the Refinery Study is based on a number of assumptions including, but not limited to, the pricing and availability of feedstock. The assumptions were formulated by the authors of the Refinery Study based on market research, their professional expertise and input from the Company. There is a risk that these assumptions may prove inaccurate and that the feasibility of the Refinery may be impacted.

In addition, the Refinery Study economics are assessed over an initial 11-year period. The current design of the TSF contemplates using half of the Company’s 80-acre clay field to the north of the Refinery complex, providing capacity for 17 years of production at 50 tpd (55 tpd nameplate). Thereafter, it is envisioned that the other half of the field could be used for an additional 17 years of dry tailings storage. The Company believes that additional land would be readily available for future expansions. There is no certainty that the other half of the field can be used for additional capacity for the TSF or that additional land be readily available for future expansions.

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the Refinery, with significant metallurgical test work planned and a pilot plant work at third party facilities anticipated. There is no assurance that the outcomes of this test work and the results of the pilot plant work will be positive and that the Refinery with have the capabilities to produce specific end products. Furthermore, no assurance can be given that operating the Refinery will be economically viable. The Company will manage these risks through contracting technical experts on metallurgy and engineering to perform the required analysis and studies on the capability of the Refinery and its projected economics.

Financing and Feed Purchase

The Refinery Study assessed the economics of the Refinery on a stand-alone basis, assuming a 70% payability factor on the cobalt content of a cobalt hydroxide feed source based on expert forecasts for future payability levels (current spot payability is approximately 62-65%). In order to secure the capital required and a reliable feed source, the Company and Glencore initially anticipated using the results of the Refinery Study to negotiate the terms of a tolling agreement and financing arrangement, but the Company announced that it has since re-focused commercial arrangements with Glencore towards a long-term feed purchase contract rather than a tolling arrangement. There is a risk that the current spot payability levels may change, and there is also a risk that the Company and Glencore fail to negotiate the terms long-term feed purchase contract. If either of these risks materialize, the economics of the Refinery may no longer be feasible.

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Global Pandemic

The current outbreak and resurgence of novel COVID-19, and the emergence of multiple COVID-19 variants, continues to significantly impact global economies and global economic conditions which may adversely impact the Company’s operations, and the operations of its suppliers, contractors and service providers, the ability to obtain financing and maintain necessary liquidity, the demand for and ability to transport the Company’s products, commodity prices and its ability to advance its projects and other growth initiatives. Any future emergence and spread of similar pathogens could have similar adverse impacts.

The COVID-19 outbreak and its declaration as a global pandemic are causing companies and governments around the world to impose sweeping restrictions on the movement of people and goods, including social distancing measures and restrictions on group gatherings, isolation and quarantine requirements, closure of business and government offices, travel advisories and travel restrictions. While these effects are expected to be temporary, the duration of these measures, and the related business, social and government disruptions and financial impacts, cannot be reasonably fully estimated at this time. The Company cannot estimate whether or to what extent these measures, and the resulting impacts, will continue to impact the Company’s business, financial condition and results of operations. Furthermore, government bodies may introduce new, or modify existing, laws, regulations, orders or other measures that could impact the Company’s ability to operate or affect the actions of its suppliers, contractors and service providers.

To date, the Company has been able to continue operations largely unaffected since the outbreak of the COVID-19 pandemic. However, the Company cannot provide any assurances that its planned operations, production and capital expenditure for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. Should the responses of companies and governments be insufficient to contain the spread and impact of COVID-19, this may lead to further economic downturn that may adversely impact the Company’s business, financial condition and results of operations. The outbreak and resurgence of the COVID-19 pandemic could also continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, may adversely affect the Company’s ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. In addition, if any number of employees, contractors or consultants of the Company or any key supplier become infected with COVID-19 or similar pathogens and/or the Company is unable to source necessary replacements, consumables or supplies or transport its products, due to government restrictions or otherwise, it could have a material negative impact on the Company’s operations and prospects, including the complete shutdown of one or more of its operations. An outbreak of COVID-19 at the Company’s operations could also cause reputational harm and negatively impact the Company’s social license to operate. The COVID-19 pandemic has also increased cybersecurity and information technology risks due to the rise in fraudulent activity and increased number of employees working remotely. Furthermore, the Company may also experience regional risks which include, but are not limited to, delays in the supply chain of critical reagents, consumables and parts, and the impact on the delivery of critical capital projects, and such circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.

As a result of measures it has taken, there is no assurance as to whether the Company will be affected by the current COVID-19 pandemic or potential future health crises. The Company will continue to work actively to monitor the situation and implement further measures as required to mitigate and/or deal with any repercussions that may occur as a result of the COVID-19 outbreak.

Exploration and Development

Exploring and developing natural resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted, such that it is neither feasible nor practical to proceed. Natural resource exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of natural resources, any of which could result in work stoppages, damage to property, and possible environmental damage. If any of the Company’s exploration programs are successful, there is a degree of uncertainty attributable to the calculation of resources and corresponding grades and in the analysis of the economic viability of future mine development and mineral extraction. Until actually extracted and processed, the quantity of cobalt reserves and grade must be considered as estimates only. In addition, the quantity of reserves and resources may vary depending on commodity prices and various technical and economic assumptions. Any material change in quantity of reserves, grade or recovery ratio, may affect the economic viability of the Company’s properties. In addition, there can be no assurance that results obtained in small- scale laboratory tests or pilot plants will be duplicated in larger scale tests under on-site conditions or during production. The Company closely monitors its activities and those factors which could impact them, and employs experienced consulting, engineering, and legal advisors to assist in its risk management reviews where it is deemed necessary.

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Mineral Resource Uncertainties

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to mineral resources, there can be no assurances that mineral resources will be upgraded to mineral reserves as a result of continued exploration or during the course of operations.

There can be no assurances that any of the mineral resources stated in this AIF or published technical reports of the Company will be realized. Until a deposit is actually extracted and processed, the quantity of mineral resources or reserves, grades, recoveries and costs must be considered as estimates only. In addition, the quantity of mineral resources or reserves may vary depending on, among other things, product prices. Any material change in the quantity of mineral resources or reserves, grades, dilution occurring during mining operations, recoveries, costs or other factors may affect the economic viability of stated mineral resources or reserves. In addition, there is no assurance that mineral recoveries in limited, small scale laboratory tests or pilot plants will be duplicated by larger scale tests or during production. Fluctuations in cobalt prices, results of future drilling, metallurgical testing, actual mining and operating results, and other events subsequent to the date of stated mineral resources and reserves estimates may require revision of such estimates. Any material reductions in estimates of mineral resources or reserves could have a material adverse effect on the Company.

Permitting

The Company’s operations, Refinery and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining, complying with and renewing required permits or obtaining additional permits.

The Company may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action.

Future Share Issuances May Affect the Market Price of the Common Shares

In order to finance future operations, the Company may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

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Economic and Financial Market Instability

Global financial markets have been volatile and unstable at times since the global financial crisis, which began in 2007. Bank failures, the risk of sovereign defaults, other economic conditions and intervention measures have caused significant uncertainties in the markets. The resulting disruptions in credit and capital markets have negatively impacted the availability and terms of credit and capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates. In the short term, these factors, combined with the Company’s financial position, may impact the Company’s ability to obtain equity or debt financing in the future and, if obtained, the terms that are available to the Company. In the longer term, these factors, combined with the Company’s financial position could have important consequences, including the following:

(a)	Increasing the Company’s vulnerability to general adverse economic and industry conditions;

(b)	Limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

(c)	Limiting the Company’s flexibility in planning for, or reacting to, changes in the Company’s business and the industry; and

(d)	Placing the Company at a disadvantage when compared to competitors that have less debt relative to their market capitalization.

No Revenue and Negative Cash Flow

The Company has negative cash flow from operating activities and does not currently generate any revenue. Lack of cash flow from the Company’s operating activities could impede its ability to raise capital through debt or equity financing to the extent required to fund its business operations. In addition, working capital deficiencies could negatively impact the Company’s ability to satisfy its obligations promptly as they become due. If the Company does not generate sufficient cash flow from operating activities, it will remain dependent upon external financing sources. There can be no assurance that such sources of financing will be available on acceptable terms or at all.

Reliance on Key Personnel

The senior officers of the Company are critical to its success. In the event of the departure of a senior officer, the Company believes that it will be successful in attracting and retaining qualified successors, but there can be no assurance of such success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited, and competition for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, engineering, geological and other personnel. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company. The Company is particularly at risk at this state of its development as it relies on a small management team, the loss of any member of which could cause severe adverse consequences.

Property Commitments

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Operational Risks

The Company will be subject to a number of operational risks and may not be adequately insured for certain risks, including: environmental contamination, liabilities arising from historic operations, accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the property of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action. These factors could all have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Additionally, the Company may be subject to liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

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Construction Risks

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.

Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues.

Environmental Risks

All phases of mineral exploration and development businesses, including with respect to the Refinery, present environmental risks and hazards and are subject to environmental regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances used and or produced in association with natural resource exploration and production operations. The legislation also requires that facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach may result in the imposition of fines and penalties, some of which may be material.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur costs to remedy such discharge. Based on risk assessments conducted by the Company, climate change is not an immediate material risk faced by the Company. However, no assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

Commodity Price Fluctuations

The prices of commodities vary on a daily basis. Price volatility could have dramatic effects on the results of operations and the ability of the Company to execute its business plan. The price of cobalt materials may also be reduced by the discovery of new cobalt deposits, which could not only increase the overall supply of cobalt (causing downward pressure on its price), but could draw new firms into the cobalt industry which would compete with the Company.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including royalties, the price of cobalt and by-product metals and the cost of inputs used in exploration activities.

The Company’s actual costs may vary from estimates for a variety of reasons, including labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates. Failure to achieve cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Industry Competition and International Trade Restrictions

The international resource industries are highly competitive. The value of any future reserves discovered and developed by the Company may be limited by competition from other world resource mining companies, or from excess inventories. Existing international trade agreements and policies and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of and demand for minerals, including cobalt, around the world.

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Governmental Regulation and Policy

Mining operations and exploration activities are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic and radioactive substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact decisions of the Company with respect to the exploration and development of properties such as the Iron Creek Project, the Refinery or the Cobalt Camp, or any other properties in which the Company has an interest. The Company will be required to expend significant financial and managerial resources to comply with such laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting exploration and development of the Company’s properties could materially and adversely affect the results of operations and financial condition of the Company in a particular year or in its long-term business prospects.

The development of mines and related facilities is contingent upon governmental approvals, licenses and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside the control of the Company, including potential legal challenges from various stakeholders such as environmental groups or non-government organizations. Any significant delays in obtaining or renewing such approvals, licenses or permits could have a material adverse effect on the Company, including delays and cost increases in the advancement of the Iron Creek Project, the Refinery and the Cobalt Camp.

Risk Related to the Cyclical Nature of the Mining Business

The mining business and the marketability of the products that are produced are affected by worldwide economic cycles. At the present time, the significant demand for cobalt and other commodities in many countries is driving increased prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

As the Company’s mining and exploration business is in the exploration stage and as the Company does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

Title Claims and First Nations Rights

The Company has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights in relation to lands covering the projects are in good standing. Nevertheless, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties.

Although the Company is not aware of any existing title uncertainties with respect to lands covering material portions of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Certain of the Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects.

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Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in any jurisdictions in which title or other rights are claimed by First Nations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Community Relations and License to Operate

The Company’s relationship with the host communities where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or the Company’s exploration or development activities specifically, could have an adverse effect on the Company’s reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s results of operations, financial condition and prospects. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Acquisition and Integration Risks

As part of its business strategy, the Company has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of First Cobalt’s management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

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Legal and Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results. There are no current claims or litigation outstanding against the Company.

Insurance

The Company is also subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, tornados, thunderstorms, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Conflicts of Interest

The Company’s directors and officers are or may become directors or officers of other mineral resource companies or reporting issuers or may acquire or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may, or may also wish to participate, the directors and officers of the Company may have a conflict of interest with respect to such opportunities or in negotiating and concluding terms respecting the extent of such participation.

The Company and its directors and officers will attempt to minimize such conflicts. If such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Decommissioning and Reclamation

Environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. The Company’s ability to advance its projects could be adversely affected by any inability on its part to obtain or maintain the required financial assurances.

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Dividends

The Company has never paid cash dividends on our Common Shares, and does not expect to pay any cash dividends in the future in favor of utilizing cash to support the development of our business. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Company’s Board of Directors and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Company’s Board of Directors may deem relevant at the time such payment is considered. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on their investment in the Common Shares for the foreseeable future.

Time and Cost Estimates

Actual time and costs may vary significantly from estimates for a variety of reasons, both within and beyond the control of the Company. Failure to achieve time estimates and significant increases in costs may adversely affect the Company’s ability to continue exploration, develop the Iron Creek Project, the Refinery and the Cobalt Camp, and ultimately generate sufficient cash flows. There is no assurance that the Company’s estimates of time and costs will be achievable.

Consumables Availability and Costs

The Company’s planned exploration, development and operating activities, including the profitability thereof, will continue to be affected by the availability and costs of consumables used in connection with the Company’s activities. Of significance, this may include concrete, steel, copper, piping, diesel fuel and electricity. Other inputs such as labour, consultant fees and equipment components are also subject to availability and cost volatility. If inputs are unavailable at reasonable costs, this may delay or indefinitely postpone planned activities. Furthermore, many of the consumables and specialized equipment used in exploration, development and operating activities are subject to significant volatility. There is no assurance that consumables will be available at all or at reasonable costs.

Global Financial Conditions

Global financial conditions have been subject to continued volatility. Government debt, the risk of sovereign defaults, political instability and wider economic concerns in many countries have been causing significant uncertainties in the markets. Disruptions in the credit and capital markets can have a negative impact on the availability and terms of credit and capital. Uncertainties in these markets could have a material adverse effect on the Company’s liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on the Company’s business.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Competition

The Company faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all. In addition, the Company faces competition sourcing mine production for the Refinery. The Company’s plan for the Refinery, in part, includes African mine production from China to North America. Most cobalt is currently mined in the DRC and shipped to China for refining. The Company faces significant competition in diverting mine production, particularly ethically sourced mine production, to the Refinery and as a result, may be unable to identify, maintain or acquire mine production for the Refinery on acceptable terms or at all. Consequently, the Company’s prospects, revenues, operations and financial condition could be materially adversely affected.

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Shareholder Activism

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company reputation and divert the attention and resources of the Company management and the Company’s board of directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company to implement such changes.

If shareholder activists seeking to increase short-term shareholder value are elected to the Company’s board of directors, this could adversely affect its business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely effect the Company’s business, future operations, profitability and ability to attract and retain qualified personnel.

Public Company Obligations

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could have a material adverse impact on the Company’s share price.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the TSXV, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. The Company’s efforts to comply with rules and obligations could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities.

Taxation

The Company is affected by the tax regimes of various local, regional and national authorities. Revenues, expenditures, income, investments, land use, intercompany transactions and all other business conditions can be taxed. Tax regulations, interpretations and enforcement policies may differ from the Company’s applied methods and may change over time due to circumstances beyond the Company’s control. The effect of such events could have material adverse effects on the Company’s anticipated tax consequences. There is no assurance regarding the nature or rate of taxation, assessments and penalties that may be imposed.

“Passive Foreign Investment Company” Under the U.S. Internal Revenue Code

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. The Company may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years. Prospective investors should consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

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Foreign Exchange Rate Risk

The Company reports its consolidated financial statements in Canadian dollars; however, the Company has operations in the United States. As a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the U.S. dollar. Exploration and development activities in the U.S. are held in the Company’s U.S. subsidiaries and are primarily incurred in U.S. dollars. and translated into Canadian dollars within the consolidated financial statements. Given the time period between initial recognition and settlement of payments, as such, the Company can be exposed to significant fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar. In addition, a significant change in the exchange rate between the U.S. dollar and Canadian dollar can impact the Company’s available liquidity to perform exploration and development activities. The Company does not currently enter into any foreign exchange hedges to limit exposure to exchange rate fluctuations. The Board of Directors continually assesses the Company’s strategy toward its foreign exchange rate risk, depending on market conditions.

Enforcement of US Judgments Risk Factor

United States investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the CBCA, that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, for any of the three most recently completed financial years or its current financial year, declared or paid any dividends on its Common Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will not pay dividends but will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on our earnings, if any, our financial condition and such other factors as our directors consider appropriate.

CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the date of this AIF, 492,782,782 Common Shares were issued and outstanding. In addition, as of the date of this AIF, there were 14,943,335 Common Shares issuable on the exercise of incentive stock options, 3,151,369 Common Shares issuable on the exercise of deferred share units, 1,165,125 Common Shares issuable on the exercise of restricted share units and 23,927,373 Common Shares issuable on the exercise of Common Share purchase warrants.

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

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MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed for trading on the TSXV under the trading symbol “FCC”. The following table sets forth the high and low prices and total monthly volume of the Common Shares as traded on the TSXV for the periods indicated. All share prices are shown in Canadian dollars.

Period	High	Low	Total Volume
January 2020	0.16	0.14	6,831,488
February 2020	0.16	0.12	8,809,071
March 2020	0.14	0.08	10,550,750
April 2020	0.15	0.10	8,441,459
May 2020	0.18	0.14	14,788,477
June 2020	0.15	0.13	8,184,220
July 2020	0.15	0.13	13,593,137
August 2020	0.16	0.13	10,787,679
September 2020	0.15	0.14	9,535,428
October 2020	0.15	0.12	8,067,086
November 2020	0.15	0.12	10,465,338
December 2020	0.39	0.12	72,681,121

Prior Sales

The Company issued the following securities which are outstanding but not listed or quoted on a marketplace during the most recently completed financial year and the current financial year:

Date	Class of Security	Amount Issued		Issue Price
1-Jan-2020	DSUs	326,657	(1)	$0.14
5-Feb-2020	Warrants	15,256,476	(2)	$0.21
10-July-2020	Options	2,220,000	(3)	$0.14
10-July-2020	DSUs	1,144,643	(3)	$0.14
10-July-2020	RSUs	1,050,000	(3)	$0.14
26-Aug-2020	RSUs	250,000	(4)	$0.145
26-Aug-2020	Options	500,000	(4)	$0.145
27-Aug-2020	Warrants	12,641,143	(2)	$0.21
22-Jan-2021	Warrants	15,766,500	(5)	$0.50
22-Jan-2021	Warrants	1,891,980	(6)	$0.31
17-Feb-2021	RSUs	148,456	(3)	$0.405
17-Feb-2021	DSUs	30,864	(1)	$0.405
17-Feb-2021	Options	100,000	(3)	$0.405

Notes:

(1)	Issued to directors of the Company in lieu of earned fees.
(2)	Issued pursuant to a private placement financing.
(3)	Issued to directors, officers, employees and contractors under the Company’s long-term incentive plan.
(4)	Issued in connection with the appointment of a new Officer.
(5)	Issued pursuant to a bought-deal financing.
(6)	Issued as agent compensation warrants relating to a bought-deal financing.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

As of the date of this AIF, there are no securities held in escrow or subject to contractual restrictions on transfer.

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DIRECTORS AND OFFICERS

Name, Province or State, Country of Residence and Offices Held

The following table sets forth the name of each of our directors and executive officers, their province or state and country of residence, their position(s) with the Company, their principal occupation during the preceding five years and the date they first became a director of the Company. Each director’s term will expire immediately prior to the following annual meeting of shareholders.

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since
Trent Mell(3) Toronto, Ontario, Canada	President, Chief Executive Officer and Director	Current President & CEO of the Company; former President of PearTree Securities; and former President & CEO of Falco Resources	March 14, 2017
John Pollesel(1)(2)(3)(4) Edmonton, Alberta, Canada	Director	Current CEO of Boreal Agrominerals Inc., an agromineral fertilizer company; and former SVP of Mining of Finning Canada	May 17, 2017
Garett Macdonald(1)(2)(4) West Lorne, Ontario, Canada	Director	Current President & CEO of Maritime Resources Corp., a mineral exploration company; former Vice President of Business Development of JDS Energy & Mining; and former Project Director of New Gold Inc.	June 4, 2018
C.L. “Butch” Otter(1)(3) Star, Idaho, USA	Director	Retired Governor of Idaho	February 21, 2019
Susan Uthayakumar(1)(2) Toronto, Ontario, Canada	Director	Current President Sustainability Business Division of Schneider Electric, former Country President, Schneider Electric Canada, an energy technology company	October 1, 2019
Ryan Snyder Oakville, Ontario, Canada	Chief Financial Officer	Current CFO of the Company; former CFO of Primero Mining Corp and former Director; and FP&A and Treasury for Enirgi Group Corporation	N/A
Frank Santaguida Whitby, Ontario, Canada	Vice President, Exploration	Current VP of Exploration of the Company; former Manager of Geoscience; and former Principal Geologist of First Quantum Minerals	N/A
Peter Campbell Toronto, Ontario, Canada	Vice President, Business Development	Current VP of Business Development of the Company; former Investment Banker with OCI Group Inc.; former SVP of Mackie Research Capital Corp.; and former Chairman and Managing Director of Jennings Capital Inc.	N/A
Mark Trevisiol Sudbury, Ontario, Canada	Vice President, Project Development	Current VP of Project Development of the Company; former Site Manager of Northern Sun Mining	N/A
Regan P. Watts Toronto, Ontario, Canada	Vice President, Corporate Affairs	Current VP of Corporate Affairs of the Company; former member of the IBM Innovation, Corporate Citizenship and Government Affair team, former member of the Executive Committee of Lafarge Canada Inc.	N/A

Notes:

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Compensation, Governance and Nominating Committee
(4)	Member of the Technical and Sustainability Committee

Shareholdings of Directors and Officers

As the date of this AIF, the Company’s directors and executive officers beneficially own, control or direct, directly or indirectly, 5,311,484 Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors or executive officers is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (a “Cease Trade Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Unless otherwise noted in this AIF, to the best of our knowledge, there are no known existing or potential material conflicts of interest between the Company or its subsidiaries and any of our directors or officers or a director or officer of our subsidiaries. However, certain of our directors and officers are, or may become, directors or officers of other companies, with businesses that may conflict with our business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company. Pursuant to the CBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the CBCA and our Articles:

•	A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•	A director who holds a disclosable interest (as that term is used in the CBCA) in a contract or transaction into which the Company has entered or proposes to enter may generally not vote on any directors’ resolution to approve the contract or transaction.

Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that our Board of Directors is considering will not take part in any Board of Directors discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will abstain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

Management

Trent Mell, President, Chief Executive Officer & Director – Mr. Trent Mell is a mining executive with almost 20 years of operating and capital markets experience. Over his career, he has been involved in transactions around the world, including $2.9B in equity and debt financings, mergers and acquisitions, offtake agreements and joint ventures. Mr. Mell was President and CEO of Falco Resources, which acquired the Horne Mine Complex area and 13 other former producers in the Rouyn-Noranda mining district in Quebec, Canada. Falco completed a feasibility study demonstrating the viability of a 15-year mine life with the potential to generate $6.6B in gross revenue. Immediately prior to joining First Cobalt, Mr. Mell built a mining team with PearTree Securities to advise mining companies and investors on Canadian exploration and development opportunities. In 2016, his team placed $300M in equity investments and became the largest provider of flow-through capital to the Canadian resource industry. Mr. Mell began his career as a mining and securities lawyer with one of Canada’s leading law firms. He subsequently joined Barrick Gold and was part of the team that completed a US$10.4B hostile takeover of Placer Dome, creating the world’s largest gold company. He has also worked with nickel-cobalt producer Sherritt International and Ni-Cu-PGM producer North American Palladium. As Executive Vice President of AuRico Gold, Mr Mell led the team that competed an all-cash US$750M sale of the Ocampo Gold Mine in Mexico at the peak of the gold market in 2012. Mr Mell holds a B.A., B.C.L. and LL.B. from McGill University (Montreal), LL.M from Osgoode Hall (Toronto), as well as an MBA from Northwestern University (Chicago) and the Schulich School of Business (Toronto).

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Frank Santaguida, Vice President, Exploration – Dr. Frank Santaguida is a geoscientist with over 25 years’ experience who has worked globally on a wide range of base and precious metal ore deposits. Dr. Santaguida has extensive experience in world-class base metal mining camps, including the Kidd Creek (Canada), Mt. Isa (Australia), the Central Lapland Greenstone Belt (Finland), and the African Copperbelt (Zambia-DRC). Dr. Santaguida started his career with the Ontario Geological Survey before joining Falconbridge Limited where he held various positions in near-mine to regional grassroots exploration and in operating mines in Canada and Australia. He subsequently joined First Quantum Minerals Limited in 2008 as a Senior Geologist exploring for copper-cobalt deposits in Zambia and DRC. He became Principal Geologist with First Quantum in 2011, where he was responsible for exploration project generation and property evaluations for cobalt, copper, nickel and PGE properties globally. Dr. Santaguida was part of the team that discovered new deposits at the Frontier Mine as well as new copper and cobalt prospects in the DRC. Dr. Santaguida obtained his PhD from Carleton University and his MSc from the University of Waterloo. He also held a research assistant position throughout his MSc and PhD studies with the Geological Survey of Canada in the Mineral Deposits Division. Dr. Santaguida has published several peer reviewed papers and is a frequent speaker at international geological conferences.

Peter Campbell, Vice President, Business Development – Mr. Peter Campbell is a Professional Engineer with over 35 years’ experience in mining operations, mineral exploration and capital markets. Mr. Campbell spent much of his early career in northern Ontario, including more than 10 years working in Sudbury with the Ontario Ministry of Labour and as an Associate Professor for Laurentian University teaching Underground Mine Design. His experience as a mine builder brought him to Falconbridge Limited (now Glencore) where he spent over a decade working in senior engineering roles. As Exploration Manager for Flaconbridge, he was responsible for global exploration activities as well as prospect valuation and risk management. In 2006, Mr. Campbell moved into the capital markets as a mining analyst, eventually becoming Chairman of Jennings Capital, an independent Canadian broker-dealer. Mr. Campbell developed a reputation as an astute mining analyst for being the first to initiate coverage on Probe Mines, Integra Gold and Trelawney Mines, all of which were subsequently acquired by large producers. Mr. Campbell was one of the architects of the sale of Jennings Capital to Mackie Research in 2015. Mr. Campbell holds an Engineering degree from Queen’s University.

Mark Trevisiol, Vice President, Project Development – Mr. Trevisiol is a professional engineer with 30 years of experience in mineral processing, mining, capital projects and executive management. Mr. Trevisiol spent over 20 years with Glencore predecessor companies Falconbridge Ltd. and Xstrata Nickel, where he was General Manager of Business Development and Strategy, General Manager of the Sudbury Smelter Business Unit, Manager of Smelter Operations and Superintendent of the Kidd Creek Zinc Plant. More recently, Mark held a number of executive leadership and board positions, including CEO positions at Crowflight Minerals and Silver Bear Resources. During his career, Mr. Trevisiol has had responsibility in mining and mineral processing for teams of up to 300 people, with responsibility for operations, safety & environment, custom feed, engineering, maintenance and technology. He has a demonstrated track record of increasing plant efficiency and margins, notably in treating third party feeds. With Falconbridge Ltd., Mr. Trevisiol championed a new recycling facility primarily designed to handle spent cobalt-based lithium batteries. He has worked across several commodities, including nickel, cobalt, zinc, copper, lithium, gold, and silver. Mr. Trevisiol holds an Engineering degree from the University of Waterloo.

Regan P. Watts – Vice President, Corporate Affairs – Mr. Watts is a seasoned and entrepreneurial executive with more than 20 years of public and private sector experience in corporate communications, strategy, innovation, and regulatory and corporate affairs. His experience spans various industries including infrastructure, transportation, industrial manufacturing, information technology and financial services. Mr. Watts has provided services to First Cobalt since 2019 and has been instrumental in helping communicate First Cobalt’s priorities and plans to the Government of Canada and the Government of Ontario. In his executive capacity, Mr. Watts will add U.S. corporate and regulatory affairs to his responsibilities. First Cobalt has ambitious plans for its Iron Creek copper-cobalt project in Idaho, which align with President Biden’s US$2 trillion green energy plan. Prior to working with First Cobalt, Mr. Watts was a member of IBM Canada’s senior leadership group, heading the Innovation, Citizenship and Government Affairs team. Prior to IBM, he served on the Executive Committee of Lafarge Canada, where he led corporate communications, public and regulatory affairs, and corporate social responsibility. Mr. Watts had an extensive career in public service, serving in leadership roles in the Government of Canada across four federal departments. From 2006 to 2012, he served at Finance Canada, Transport Canada, Health Canada, and Foreign Affairs and International Trade Canada. In 2012, Mr. Watts was awarded the Queen Elizabeth II Diamond Jubilee Medal for his public service to Canada. A published author, Mr. Watts holds an MBA from the Ivey Business School at Western University and is President of consultancy Fratton Park Inc.

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Ryan Snyder, Chief Financial Officer – Mr. Snyder has more than a decade of experience in finance. Previously, he spent five years in operations finance with Inmet Mining Corporation, where he led the worldwide annual budgeting and quarterly forecasting processes, oversaw operational financial reporting and analysis, and conducted scenario analysis for strategic decision-making. He then joined Enirgi Group Corporation where he oversaw financial planning, asset modeling and corporate governance. Most recently he was with Primero Mining Corp., initially as Director of Finance and Treasurer and later as Chief Financial Officer, where he was part of the team that negotiated the friendly merger of Primero with First Majestic Silver in 2018. Prior to entering the mining industry, Mr. Snyder obtained his Chartered Professional Accountant designation with KPMG LLP.

Non-Executive Directors

John Pollesel, Chairman and Director – Mr. John Pollesel has over 30 years of experience in the mining industry and is currently Chief Executive Officer of Boreal Agrominerals Inc. Prior to this, he was Senior Vice President, Mining at Finning Canada. Mr. Pollesel previously served as Chief Operating Officer and Director of Base Metals Operations for Vale SA’s North Atlantic Operations, where he was responsible for the largest underground mining and metallurgical operations in Canada. Prior to this, he was Vice President and General Manager for Vale’s Ontario Operations. Mr. Pollesel also served as the Chief Financial Officer for Compania Minera Antamina in Peru, with executive management responsibilities for one of the largest copper-zinc mining and milling operations in the world. Mr. Pollesel holds an MBA from Laurentian University and is a FCPA and CMA.

Garett Macdonald, Director – Mr. Macdonald is a mining engineer with extensive experience in project development and mine operations with over 23 years of industry experience. He has managed large technical programs through the concept, feasibility, and into construction stages and has senior management and board-level experience with several public companies. Garett led JDS Energy and Mining’s Eastern Canadian business operations as Vice President of Project Development. He also held roles in mine operations and engineering with senior Canadian mining firms Teck Corporation, Placer Dome and Suncor Energy, as well as the Vice President of Operations role for Rainy River Resources prior to the $310M sale of Rainy River to New Gold Inc. in 2013. Mr. Macdonald is currently the President and CEO of Maritime Resources. He holds a Master of Business Administration from Western University’s Ivey Business School and a Bachelor of Engineering (Mining) from Laurentian University.

C.L. “Butch” Otter, Director – Mr. Otter is an American businessman and politician. He held the longest serving consecutive terms as Governor of Idaho, a position he held from 2007 to 2019. Mr. Otter was also the longest serving Lieutenant Governor of Idaho with 14-year tenure from 1997 to 2001, before being elected to the U.S. Congress from 2001 to 2007. Butch spent 30 years working with J.R. Simplot Company, a privately-owned global food and agribusiness with interests in seed production, farming, fertilizer manufacturing, frozen-food processing, and food brands and distribution. He worked his way up from a Simplot Caldwell Potato Plant to the position of President of Simplot International, during which he traveled to nearly 80 countries to promote the company. Mr. Otter also served in the military from 1968 to 1973. He was part of the Idaho Army National Guard’s 116th Armored Cavalry.

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Susan Uthayakumar, Director – Ms. Uthayakumar is a business executive with almost 25 years of experience in finance and executive management. She has been with Schneider Electric for the past 15 years,served as President of Schneider Electric Canada with overall responsibility for Canadian operations and is currently President of the Sustainability Business Division of Schneider Electric. She began her career as a CA with Deloitte, where she held positions of increasing responsibilities before joining McCain, where she executed global growth strategies and acquisitions across North America, Europe and Asia. Ms. Uthayakumar is a CA and CPA and has an Executive MBA from the Kellogg School of Management as well as a Bachelor of Arts and a Master of Accounting from the University of Waterloo.

PROMOTERS

During the fiscal years ended December 31, 2019 and 2020, no person or company has been a promoter of the Company or any subsidiary of the Company.

AUDIT COMMITTEE

Composition of the Audit Committee

The current members of the Audit Committee are Susan Uthayakumar (chair), John Pollesel and Garett Macdonald. All of the members of the Audit Committee are financially literate.

National Instrument 52-110 – Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment. All members of the Audit Committee are “independent” within the meaning of NI 52-110.

Relevant Education and Experience

The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Susan Uthayakumar (Committee Chair) – Ms. Uthayakumar has almost 25 years of experience in finance and executive management. For the past 15 years, she has been with Schneider Electric, a global leader in energy management and automation. Ms. Uthayakumar is a CA and CPA and holds an Executive MBA from the Kellogg School of Management as well as a Bachelor of Arts and a Master of Accounting from the University of Waterloo.

John Pollesel – Mr. Pollesel has over 30 years of experience in the mining industry and has held senior management roles with several publicly listed companies. Mr. Pollesel holds an HBA and MBA from the University of Waterloo and Laurentian University, respectively. He is a FCPA and FCMA.

Garett Macdonald – Mr. Macdonald has over 20 years of experience in the resource sector and currently holds the role of Chief Executive Officer with Maritime Resources. He has held numerous senior management roles and is a director of two other publicly listed junior mining companies. Mr. Macdonald holds an MBA from Western University’s Ivey Business School and a Bachelor of Engineering (Mining) from Laurentian University.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

The Company is relying upon the exemption in Section 6.1 of NI 52-110.

Pre-approval Policies and Procedures

See Schedule “A” – Audit Committee Mandate for specific policies and procedures for the engagement of non-audit services.

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External Auditor Service Fees (by Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Fees in Canadian dollars	December 31, 2020(5,6)		December 31, 2019(5)
Audit fees(1)		$100,088		$82,219
Audit-related fees(2)		$26,750	$	Nil
Tax fees(3)	$	Nil	$	Nil
All other fees(4)		$5,350	$	Nil
Total		$132,188		$82,219

Notes:

(1)	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Company’s subsidiaries.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” row.
(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)	Fees billed in relation to valuation services.
(5)	For the fiscal years ended December 31, 2019 and December 31, 2020, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Section 2.4 of NI 52-110.
(6)	For the 2020 fees, a total of $90,950 related to KPMG LLP and $41,238 related to MNP LLP

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions material to us to which we are a party, or to which we have been a party since our incorporation, or of which any property of the Company is or has been the subject matter of, since the beginning of the financial year ended December 31, 2020, and no such proceedings are known by us to be contemplated. There have been no penalties or sanctions imposed against us by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against us, and we have not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since our incorporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF, no director, senior officer or principal shareholder of the Company and no associate or affiliate of the foregoing have had a material interest, direct or indirect, in any transaction in which the Company has participated within the three-year period prior to the date of this AIF, or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The Company’s auditors are KPMG, having an address at Suite 4600, 333 Bay Street, Toronto, Ontario, M5H 2S5 effective as of December 10, 2020 pursuant to which the Company filed a Notice of Change of Auditors on SEDAR on December 18, 2020 in connection with a change of the Company’s auditors from MNP.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the Common Shares in Canada is AST Trust Company (Canada), at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

There have been no materials contracts entered into by the Company within the most recently completed financial year or before the most recently completed financial year that are still in effect, other than contracts made in the ordinary course of business.

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INTEREST OF EXPERTS

Experts who have prepared reports for First Cobalt in the financial year ending December 31, 2020 include the following:

KPMG LLP, who prepared the auditors’ report accompanying the audited financial statements of the Company for the most recent year end, have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

Steven J. Ristorcelli, C.P.G., P.G, and Joseph Schlitt, MMSA QP, have acted as “Qualified Persons” under NI 43-101 in connection with the Iron Creek Technical Report and have reviewed and approved the information related to the Iron Creek Project in this AIF.

All other scientific and technical information in this annual information form has been reviewed and approved by Dr. Frank Santaguida, P.Geo., Vice President, Exploration at First Cobalt, who is a “Qualified Person” under NI 43-101.

None of the experts whom are named in this AIF as having prepared reports or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the experts beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such report.

None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, was contained in the management proxy circular for the annual and special meeting of shareholders held on July 10, 2020. Additional financial information is provided in the audited financial statements and management discussion and analysis for the most recent year-end. The foregoing additional information is available on SEDAR at www.sedar.com under the Company’s profile.

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SCHEDULE “A”

Audit Committee Mandate

PURPOSE

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) charged with oversight of financial reporting as well as related disclosure, internal controls, regulatory compliance and risk management functions.

COMPOSITION

The members of the Committee shall be appointed annually by the Board. The Chair shall be elected by the members of the Committee. The Committee shall consist of a minimum of three directors of the Company, the majority of which must be independent directors. Independence is defined by applicable Canadian laws and regulations as well as the rules of relevant stock exchanges (the “Applicable Laws”). At a minimum, each Committee member shall have no direct or indirect relationship with the Company that could, in the opinion of the Board, reasonably interfere with the exercise of a Committee member’s independent judgment (except as otherwise permitted by Applicable Laws).

QUALIFICATIONS & EXPERIENCE

Each member of the Committee must be financially literate, meaning that the director has the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company’s financial statements.

At least one member of the Committee shall be a ‘financial expert’ within the meaning of Applicable Laws. The financial expert should have the following competencies:

•	An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;

•	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

•	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity comparable to the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	An understanding of internal controls and procedures for financial reporting; and

•	An understanding of audit committee functions.

RISK OVERSIGHT

In addition to the specific responsibilities enumerated below, the Committee shall be responsible for reviewing financial risks of the business and overseeing the implementation and evaluation of appropriate risk management practices. This will involve inquiring with management regarding how financial risks are managed and seeking opinions from management and the independent auditor regarding the adequacy of risk mitigation strategies.

COMMITTEE RESPONSIBILITIES

In addition to such other duties as may be delegated by the Board, the Committee shall:

1.	Financial Statements: Review the Company’s interim and annual financial statements, MD&A and related press releases and recommend Board approval of such documents.

2.	Variances: Obtain explanations from management for significant variances between comparative reporting periods and question management and the independent auditor regarding any significant financial reporting issues raised during the fiscal period and the method of resolution.

3.	Internal Controls: Inquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management regarding internal controls, which should include an assessment of risk with respect to financial reporting.

4.	Auditor: Recommend Board approval for the appointment of the Company’s independent auditor. Oversee the work of the independent auditor; ensure that the independent auditor reports directly to the Committee; and ensure that any disagreements between management and the independent auditor regarding financial reporting are resolved.

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5.	Non-audit Services: Approve all audit and non-audit services to be provided to the Company and its subsidiaries by the independent auditor. The Chair of the Committee may pre-approve such services on behalf of the Committee provided that such approvals are presented at the Committee meeting following such pre-approval. In order to obtain pre-approval, management should detail the work to be performed by the independent auditor and obtain the assurance from the independent auditor that the proposed work will not impair their independence.

Certain de minimis non-audit services will satisfy the pre-approval requirement provided:

•	the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Company and its subsidiaries to the independent auditor during the fiscal year in which the services are provided;

•	the Company or its subsidiaries, did not recognize the services as non-audit services at the time of the engagement; and

•	the services are promptly brought to the attention of the Committee and approved prior to the completion of the annual audit.

6.	Whistleblower. Oversee a Company whistleblower program that provides an opportunity for confidential and anonymous submissions of concerns regarding questions accounting or auditing matters and other potential violations of the Company’s Code of Conduct.

7.	Hiring: Review and approve the Company’s policies regarding the hiring of current and past partners and employees of the Company’s present or former independent auditor.

8.	Reporting: Report to the Board on a quarterly basis on the proceedings of Committee meetings.

9.	Mandate: Annually review the Committee’s mandate and assess the Committee’s functioning and performance relative to the requirements set out within this mandate.

CHAIRMAN RESPONSIBILITIES

The Chairman of the Committee shall:

1.	Convene and preside over Committee meetings and ensure they are conducted in an efficient, effective and focused manner.

2.	Oversee management with the preparation of an agenda and ensure that meeting materials are prepared and disseminated in a timely manner.

3.	Ensure that the Committee has sufficient time and information to make informed decisions.

4.	Provide leadership to the Committee and management with respect to matters covered by this mandate.

AUTHORITY

The Committee has authority to:

1.	Appoint, compensate, and oversee the work of any registered public accounting firm retained by the Company.

2.	Conduct or authorize investigations into any matters within its scope of responsibility, including with respect to whistleblower submissions.

3.	Retain, at the Company’s expense, independent legal, accounting or other advisors to assist the Committee in carrying out its duties or to assist in the conduct of an investigation.

4.	Meet with management, the independent auditor and other advisors, as necessary.

5.	Obtain full access to the books, records, facilities and personnel of the Company and its subsidiaries.

6.	Call a meeting of the Board to consider any matter of concern to the Committee.

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MEETINGS

The Committee shall meet as often as it deems necessary, but not less frequently than quarterly. A quorum for the transaction of business at all meetings shall be a majority of members. Decisions shall be made by an affirmative vote of the majority of members in attendance and the Committee Chair shall not have a deciding or casting vote.

An in-camera session of independent directors shall take place at least quarterly. The Committee may also request to meet separately with management, internal auditors, independent auditors or other advisors. Meeting minutes shall be recorded and maintained, as directed by the Chair of the Committee.